15

05011671

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metabolic Pharmaceuticals Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED OCT 18 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34880 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/6/05

metabolic

27 September, 2005

ARLS
6-30-05

The Companies Section,
The Australian Stock Exchange Limited
530 Collins Street,
Melbourne, Vic. 3000

Dear Sir/Madam,

Re: 2005 Annual Report and Notice of Annual General Meeting

Please find attached the Annual Report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2005 together with the Notice of Annual General Meeting.

The Annual General Meeting of the Company will be held at 10.00 a.m. on Friday, 28 October 2004 at Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria.

The Annual Report and Notice of Annual General Meeting will be despatched today to the shareholders of Metabolic Pharmaceuticals Limited.

Yours sincerely

B Shave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

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26 September 2005

Dear Shareholder

Re: 2005 Annual General Meeting
10:00am on Friday 28 October 2005

On behalf of the Board of Directors of Metabolic Pharmaceuticals Limited (the "Company"), we are pleased to invite you to attend our 2005 Annual General Meeting ("AGM") to be held at Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria on Friday 28 October at 10:00am.

We enclose the following documents with this letter:

- 2005 Notice of AGM, which sets out the items of business, including an Explanatory Memorandum;
- Proxy Form (which forms part of the Notice of AGM); and
- 2005 Annual Report (unless you have previously elected not to receive a hard copy of the Annual Reports of the Company).

If you are unable to attend the AGM, you are encouraged to complete the enclosed Proxy Form. The Proxy Form should be returned in the envelope provided or faxed to our share registry on +61 3 9473 2555 and must be received by no later than 10:00am (Melbourne time) on Wednesday 26 October 2005.

Corporate shareholders will be required to complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from Computershare Investor Services Pty Limited (Telephone 1300 850 505 within Australia, +61 3 9415 4000 outside Australia).

AGM - ORDINARY BUSINESS

- Annual Financial Report, the Directors' Report and Auditor's Report for the year ended 30 June 2005;
- Non-binding (advisory) Resolution regarding the Remuneration Report; and
- Re-election of Dr Chris Belyea as a Director.

AGM - SPECIAL BUSINESS

- The Company is seeking ratification of a private placement of shares issued in June 2005, as well as shareholder approval of the Metabolic Performance Rights Plan (the "Plan"). Both of these Resolutions are proposed pursuant to the relevant ASX Listing Rules, to enable the Company not to include the securities issued through the private placement and the Plan in the 15% limit on equity securities that can be raised in a 12 month period without shareholder approval. Passing these Resolutions will enable the Company to raise additional capital, if required, by issuing further securities up to a new limit of 15% without the delays associated with obtaining the approval of shareholders. This will place the Company in a position to take advantage of opportunities in the capital markets as they arise;
- Grant of performance rights and options to Executive Directors; and
- Amendment to the Company's Constitution in relation to the election of Directors.

REMUNERATION REPORT

Australian listed companies are now required to propose a non-binding advisory Resolution on the Remuneration Report (located in the Directors' Report of the Annual Report). For shareholders who have elected not to receive a hard copy of the Annual Reports of the Company, we have included a copy of the Remuneration Report for your consideration.

QUESTIONS FROM SHAREHOLDERS

I invite shareholders to submit questions to the Board. A question form is attached to this letter.

We look forward to your attendance at the AGM.

Yours faithfully,

Belinda Shave
Company Secretary

Encl.

010152_00GEQF

QUESTIONS FROM SHAREHOLDERS

Your questions regarding any matter relating to Metabolic Pharmaceuticals Limited are important to us. We invite you to use this form to submit any questions that you would like us to respond to at the 2005 AGM.

Please return it to the Company by post to Level 3, 509 St Kilda Road, Melbourne, Victoria, 3004 or fax it to +61 3 9860 5777, or email info@metabolic.com.au so that it is received by 12:00pm (midday) on Monday 17 October 2005.

We will attempt to respond to as many of the more frequently asked questions as possible at the AGM.

Shareholder's Name:		**Security holder Reference Number (SRN) or Holder Identification Number (HIN):**
Address:		
Questions:		

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010152_00GEQF



metabolic

ANNUAL REPORT 2005

MISSION STATEMENT

Metabolic's mission is to bring to the market innovative drugs which will improve people's lives and return value to stakeholders.

CONTENTS

HIGHLIGHTS

- Phase 2B human clinical trial for AOD9604 completed and results announced
- New CEO / Managing Director appointed
- Collaboration with New Zealand-based Neuren Pharmaceuticals Limited
- Phase 1 human clinical trial for ACV1 commenced
- Metabolic securities became available on the over-the-counter market in the USA through a Level 1 ADR program
- Capital raising of A$10 million through a private placement
- AusIndustry Commercial Ready Grant awarded for the ACV1 Phase 1 human clinical trial

CORPORATE DIRECTORY

Company name	Metabolic Pharmaceuticals Limited ("Metabolic")
ABN	96 083 866 862
Directors	Dr Arthur Emmett (Chairman & Non-Executive Director) Dr Roland Scollay (CEO / Managing Director) Dr Chris Belyea (Chief Scientific Officer) Dr Evert Vos (Non-Executive Director) Mr Patrick Sutch (Non-Executive Director)
Company Secretary	Ms Belinda Shave
Registered Office	Level 3, 509 St Kilda Road Melbourne Victoria 3004 T: +61 3 9860 5700
Share Register	Computershare Investor Services Pty Ltd Yarra Falls 452 Johnston Street Abbotsford Victoria 3067 T: +61 3 9415 5000
Auditors	Ernst & Young 120 Collins Street Melbourne Victoria 3000
Solicitors	Minter Ellison Rialto Towers 525 Collins Street Melbourne Victoria 3000
Bankers	Australia and New Zealand Banking Group Limited Melbourne, Victoria
Stock Exchange Listing	Metabolic shares are quoted on the Australian Stock Exchange (ASX code: MBP) Metabolic securities are available in the USA through a Level 1 American Depositary Receipts (ADR) program (Over-the-counter code: MBLPY)
Website	www.metabolic.com.au

Dear Shareholders,

I returned to Australia in October 2002, having spent seven years working in biotechnology and multinational pharmaceutical companies in the USA and Europe. In November 2002 I joined the Board of Metabolic as a Non-Executive Director. At that time, Metabolic's only drug in clinical development was AOD9604 for the treatment of obesity and related disorders, which addresses one of the world's largest markets. The potential value of this drug is enhanced by its entirely unique mode of action, and the weak competitive environment in the obesity treatment market.

During my term as a Non-Executive Director, Metabolic added a second drug, ACV1 for pain, to the near term pipeline, and more recently into the clinic. ACV1 also addresses a major market in which there are few effective and safe alternative treatments. The potential for ACV1 is considerable, given the debilitating nature of the pain it addresses and the demand for relief. As ACV1 goes through Phase 1 and Phase 2 human clinical trials over the next 18 months, it should add significant value to the Company.

Earlier this year, I was delighted to accept an offer to take on the role of CEO of Metabolic and to play a more active part in moving these exciting drugs forward. This position had become available following a request to the Board from Dr Chris Belyea (the CEO of Metabolic since its foundation in 1998) to concentrate on finding and assessing new opportunities, and to focus on the technical and scientific aspects of the Company's activities. The Board selected me for this role based on my commercial and scientific experience, and on my enthusiasm for and future commitment to the Company. Dr Belyea, now Chief Scientific Officer, continues to play an important role in Metabolic, identifying and selecting new research and development opportunities to expand the Company's pipeline.

Metabolic's broader purpose is to maximise shareholder value by capitalising on our existing clinical stage drugs while creating further value through the addition of new compounds / drugs to its pipeline and diversification of the Company's operations.

Metabolic's Obesity Drug (AOD9604) and Pain Drug (ACV1)

During my thirty years in the drug discovery and development industry, I have seen many "difficult" drugs being developed that were scientifically interesting and excellent therapeutics, but which were, for various reasons, difficult to sell, hard to explain to the public, and problematic for pharmaceutical company partners. These drugs had various issues, including small markets (limited demand), complex manufacturing, difficult science, or strong competition from more conventional small molecule drugs.

In comparison, both AOD9604 and ACV1 address major markets, have straightforward manufacturing, and are simple to explain and understand. Competition is limited in the obesity drug and pain drug markets, and both drugs have already attracted significant interest from the pharmaceutical industry. Results thus far indicate that both AOD9604 and ACV1 could have a major impact on the health and wellbeing of millions of people worldwide. These drugs have the potential to alleviate considerable suffering.

Risk Profile Considerations

Managing the risks that are inherent in the development of new drugs is a critical factor for the management of a successful biotechnology company. According to Kola and Landis in *Nature Reviews Drug Development* (August 2004), the overall statistics of drug development show that only 11% of drugs entering Phase 1 human clinical trials, 18% of drugs entering Phase 2 human clinical trials and 48% of drugs entering Phase 3 human clinical trials, actually reach the market. On the other hand, a Tufts University study *Tufts Centre for the Study of Drug Development – Outlook 2005* states that in the endocrine area (that is, related to hormones – which includes AOD9604), synthetic peptides (AOD9604 again) are twice as likely to succeed as chemical drugs. The same study tells us that the main reasons for drugs failing are efficacy (37%), economics (33%) and safety (20%).

AOD9604 is a synthetic peptide in the endocrine area, with a completed Phase 2 human clinical trial showing evidence of efficacy and an excellent safety profile. The next step is a further Phase 2 human clinical trial to identify the optimal dose. The excellent economics of a safe and effective obesity drug are so compelling that it seems unlikely that this drug would be halted for economic reasons. As the three key risk factors for AOD9604 have been significantly mitigated, the overall risk is significantly lower than the average of Phase 2 human clinical trials drugs. Certainly, the statistics above suggest that if AOD9604 is successful in the next Phase 2 human clinical trial, the Phase 3 human clinical trials will be comparatively low risk.

Pipeline and Diversification

The other way to mitigate risk is to have more drugs in development. To this end, Metabolic intends to expand its drug pipeline to position itself as a major long-term enterprise in the global biotechnology arena. Introducing new drugs to the pipeline will not only mitigate the risks inherent in the biotechnology industry, but more importantly, will continue to build shareholder value.

We will continue to search externally for additional, high quality drugs to add to our clinical pipeline, as well as developing possible new drugs in our own laboratories. Both AOD9604 and ACV1 were acquired in their pre-clinical stage from Australian universities (Monash University and University of Melbourne respectively) and have been taken through further pre-clinical development and into the clinic by Metabolic's very experienced team.



As the process of adding new clinical stage drugs via our pre-clinical pipeline may take several years, in the short term building a clinical pipeline may entail acquiring clinical stage drugs through a purchase agreement, in-license agreement, co-development agreement or through merger and acquisition activity. Engaging in one or a combination of these activities is considered paramount to the ongoing development of our pipeline over the next few years.

Partnerships with Major Pharmaceutical Companies

In relation to AOD9604, we will continue our discussions with a variety of major pharmaceutical companies. Management is focussed on deciding how and when to make a deal that will bring Metabolic the most value, and determining the most suitable deal structure for our business.

Collaboration

In March 2005, Metabolic entered into a collaboration with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) to develop a range of nerve repair compounds, with support from the New Zealand government. We are very enthusiastic about the potential of this group of compounds, described in more detail in the Review of Operations section of the Directors' Report.

Capital Position

I am pleased to report that at the time of writing this message, Metabolic is well capitalised to continue the development of its lead drugs, with cash reserves of approximately A$19 million. These funds should be sufficient to complete the next Phase 2 human clinical trial (dose finding study) for AOD9604, and to complete the current Phase 1 human clinical trial for ACV1. Metabolic has no borrowings.

Metabolic achieved this level of funding through an oversubscribed Private Placement to domestic and offshore institutional, professional and sophisticated investors and an offer under its Share Purchase Plan. In addition, Metabolic was awarded an AusIndustry Commercial Ready Grant to support the ACV1 clinical trial.

Shareholder Communications and Increasing Awareness

One of our strategic objectives is to continue building awareness of Metabolic in offshore investor markets. In February 2005, I was invited to speak at an Investor Conference on *Advances in Obesity Drugs*, in New York City, which presented Metabolic with a great opportunity to showcase our clinical programs. In addition, I have completed two further Investor Roadshows in the USA and one in Europe, and various executives of the Company, as well as our clinical investigators, have presented our data in international forums.

In May 2005, Metabolic implemented a level 1 American Depositary Receipts (ADR) program to enable USA investors to acquire Metabolic's securities in their own market.

I will continue to build relationships with key offshore investors, particularly in the USA, to assist with future capital raising.

Metabolic is committed to providing shareholders with ample information to make an informed assessment of the Company and its progress. Metabolic's quarterly Investor Update is sent to all shareholders, containing progress updates on each drug in the pipeline, as well other information on funding arrangements and collaborations.

We receive considerable feedback on our communications – I encourage shareholders to continue conveying their comments. I also invite all shareholders to regularly visit www.metabolic.com.au to view the Company's latest ASX & Press Releases in the Investor Relations section of the website. A complete list of ASX Announcements made during the 2004-05 financial year is located at the back of this Annual Report.

ASX & AusBiotech Code of Best Practice

Our Chief Scientific Officer, Dr Chris Belyea, was invited to serve on an ASX committee for the development of a Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences Companies in December 2004.

The Code of Best Practice is being developed with the aim of providing a better informed, orderly, transparent, fair and efficient market for the biotechnology sector. The Code of Best Practice is expected to be finalised this year.

Outlook

The next few years will be very exciting for the Metabolic Board, management and shareholders. The Phase 2 human clinical trial dose finding study for AOD9604 will be completed, and if successful, preparations will be made for the next stage, a Phase 3 human clinical trial (the last stage prior to commercialisation). ACV1 will complete its Phase 1 human clinical trial and Phase 2A human clinical trial in the same period and the Company will be working towards expanding its pipeline significantly.

Further information regarding the Review of Operations, Strategic Overview and Likely Developments are located in the Directors' Report.

Finally, on behalf of the Board of Metabolic, I would like to thank all our shareholders for their support and feedback, which has demonstrated that many of you share our passion for the development of Metabolic's innovative and high potential therapies.

Roland Scollay – CEO / Managing Director
September 2005



Board of Directors: Dr Arthur Emmett • Dr Roland Scollay •

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") resolved to submit the following report together with the accounts in respect of the financial year ended 30 June, 2005.

Board of Directors

All Directors held their position as a Director throughout the entire financial year.

This section contains the following information for each Director:

- each Director's qualifications, experience and special responsibilities;
- all directorships of other listed companies held by each Director (at any time in the three years immediately before the end of the financial year and period for which each directorship has been held); and
- qualifications and experience of the Company Secretary.

Dr Arthur Emmett, Non-Executive Chairman, MB, BS

Dr Arthur Emmett received a medical degree at Sydney University in 1959. For seven years from 1971 he was Medical Director of the Australian affiliates of G.D. Searle, Parke Davis and W.S. Merrell. Dr Emmett spent the next 20 years with Ciba Geigy (now Novartis). In 1983 he was appointed Business Head North America, UK and the Nordic area based in Switzerland and in 1988 was made Head of Worldwide Medical Affairs. In 1989 he was appointed Senior Vice-President, Medical & Public Affairs, based in the USA. In 1994 he was appointed President and Vice-Chairman of the Board of Beijing Ciba Geigy Pharma Limited. Since 1997 Dr Emmett has periodically acted as a health care consultant in China.

Dr Emmett brings to the Board a medical background, a wealth of experience in drug development, the management of global pharmaceutical companies and extensive experience as a Non-Executive Director of biotechnology companies. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Proteome Systems Limited (three months).

Dr Roland Scollay, CEO / Managing Director, BSc, PhD, GAICD

Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005, having been a Non-Executive Director of the Company since November 2002. Dr Scollay gained his PhD in immunology at the John Curtin School of Medical Research in 1972 in Canberra. He then spent 24 years as a research scientist, including 13 years at the prestigious Walter and Eliza Hall Institute and eight years at institutions in the USA and Europe, publishing more than 150 papers and articles. In the mid-nineties, he moved to the USA and worked in two biotechnology companies (SyStemix and Genetic Therapy Inc) as Vice President of Research and in Novartis, a global pharmaceutical company, as a member of their global Research Management Board.

In 2000 Dr Scollay took a position as Chief Scientific Officer and subsequently President and Chief Executive Office at Genteric, a San Francisco based, venture capital funded, start-up company. He then returned to Australia in 2002 to take a position at Monash University as Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences.

Dr Scollay brings to the Board a strong scientific background and a keen understanding of the commercial drug development process, including insight into the workings of large pharmaceutical companies. He also has extensive experience and training in the management and governance of small companies, and in business and finance. He is a graduate of the Australian Institute of Company Directors. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Nil.

Dr Chris Belyea, Chief Scientific Officer, BSc(Hons), PhD, FIPAA

Dr Belyea relinquished his role as the CEO / Managing Director of Metabolic on 1 February 2005, to take up the position of Chief Scientific Officer. Dr Chris Belyea received his PhD in physics from the University of Melbourne and is a registered Patent Attorney. From 1991 Dr Belyea was a Patent Attorney with Griffith Hack & Co. and in 1996 joined Circadian Technologies Limited as Licensing and Projects Manager. In 1998, he became the founding CEO / Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX in 2001.

Dr Belyea brings to the Board the corporate memory of Metabolic, strong scientific and patent skills, and extensive experience in the creative management and growth of public biotechnology companies. His responsibilities include identifying and selecting new research and development opportunities to expand the Company's pipeline. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Antisense Therapeutics Limited (five years).

Dr Evert Vos, Non-Executive Director, BSc(Hons), BMedSc, PhD, MD, MFPM

Dr Evert Vos, a Non-Executive Director of the Company, received an honours degree in physiology and a PhD in pharmacology from the University of Alberta in Canada. He earned a medical degree from Memorial University of Newfoundland. Since 1977 he has gained extensive experience in the pharmaceutical industry, working initially with Smith Kline & French (now Glaxo Smith Kline), and subsequently with Ciba Geigy Canada (now Novartis) as Director of Clinical Investigation. For 11 years until 1997, he was a member of the Management Committee as Vice President for Medical Affairs and Research and Development for Ciba Pharmaceuticals. He has served



Dr Chris Belyea | Dr Evert Vos | Mr Patrick Sutch | Ms Belinda Shave

on the Boards of several scientific societies, as well as on national committees including the Medical Research Council of Canada. Until 2002, Dr Vos held the full-time position of Director of Medical and Regulatory Affairs. Currently he resides in Albuquerque, USA, where he is in the Faculty of Medicine at the University of New Mexico and is an attending physician in the Heart Failure Clinics of the Division of Cardiology. Since moving to the USA, Dr Vos continues to contribute as a consultant to Metabolic as Medical Director.

Dr Vos brings to the Board skills as a practicing physician and extensive experience in medical and regulatory affairs from both within and outside pharmaceutical companies. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Nil

Mr Patrick Sutch, Non-Executive Director

Mr Patrick Sutch, a Non-Executive Director of the Company since May 2004, spent 26 years with the Hongkong and Shanghai Banking Corporation (now HSBC) gaining extensive international banking experience. He left HSBC in 1992 as its Vice President – International Marketing (Financial Institutions) New York. In 1993 he joined NASDAQ International Limited, based in London and gained significant experience in his role as Vice President and Managing Director, Asia Pacific. He was responsible for identifying and assisting companies in preparation for NASDAQ listings. In June 2000, he received the NASDAQ President's Award for outstanding performance and dedicated service.

Mr Sutch brings to the Board extensive experience and connections within global financial markets. **Other listed directorships held during 1 July 2002 and 30 June 2005:** Nil

Ms Belinda Shave, Financial Controller / Company Secretary

Ms Belinda Shave worked for several years as a Legal Executive before entering the pharmaceutical research and development field, where, over the past 18 years, she has gained considerable experience in the areas of financial management and compliance matters. Ms Shave was initially employed by Circadian Technologies Limited, a substantial shareholder of Metabolic. In 1998, she joined Metabolic as Financial Controller and in September 2003, was appointed Company Secretary. Ms Shave is an affiliate member of Chartered Secretaries Australia.

Executive Management

This report outlines profiles of each Executive and their respective key responsibility areas.

Dr Roland Scollay, CEO / Managing Director, BSc, PhD, GAICD

Refer to the Board of Directors section in this Directors' Report

Dr Chris Belyea, Chief Scientific Officer, BSc(Hons), PhD, FIPAA

Refer to the Board of Directors section in this Directors' Report

Ms Belinda Shave, Financial Controller / Company Secretary

Refer to the Board of Directors section in this Directors' Report

Dr Caroline Herd, Vice President – Clinical Development, BSc, PhD

Dr Caroline Herd returned to Australia in November 2001, after working in the UK for 12 years, to join Metabolic as Associate Director – Drug Development and in April 2002 became Vice President – Clinical Development. Dr Herd received her PhD in pharmacology from the University of Adelaide in 1990. Her doctoral studies included both clinical and pre-clinical research conducted at the Royal Adelaide Hospital and at Sandoz AG, Basel, respectively. Her post-doctoral studies were conducted in the Department of Pharmacology, Kings College London, in the areas of thrombosis and respiratory disease. During this time she was involved in collaborations with numerous research institutions, including the Pasteur Institute, Paris and the University of Perugia, Italy.

In 1998 Dr Herd joined AstraZeneca (formerly Astra Pharmaceuticals) in Loughborough, UK, where she was involved in the clinical development of new drugs. Dr Herd is experienced in a range of therapeutic areas gained both within academia and industry. She is the author of over 25 papers, book chapters and review articles.

Dr Herd is responsible for the management of Metabolic's clinical programs.

Dr Mary Saleh, Vice President – Research, BSc(Hons), PhD

Dr Mary Saleh was appointed Vice President - Research in 2000. Dr Saleh received her PhD in Neurobiology from the Walter and Eliza Hall Institute of Medical Research, The University of Melbourne in 1988. She conducted her post-doctoral research at the prestigious Salk Institute for Biological Studies in La Jolla, California, where she was a member of the Center for Human (chromosome 11) Genome Research team.

Upon her return to Australia in 1992, Dr Saleh joined Prince Henry's Institute for Medical Research. She then joined the Department of Surgery at The University of Melbourne in 1993, where she initiated and managed a successful Gene Therapy research laboratory aimed at developing new therapies for brain tumours. Dr Saleh has trained numerous students and post-doctoral scientists during her career.

Dr Saleh is experienced in many aspects of academic and commercial research and has over 40 publications and articles, including original papers in peer-reviewed journals. Dr Saleh is responsible for the coordination and management of scientific research conducted by the Company in support of its development projects.






Executive Management:

Dr Roland Scollay

Dr Chris Belyea

Ms Belinda Shave



Researcher culturing [illegible]



Dr Caroline Herd

Dr Mary Saleh

Mr David Smith

Dr Andrea McCracken

Mr David Smith, Manufacturing Manager, BSc

Following the completion of his studies in Industrial Chemistry in 1985, Mr Smith moved from Ireland to the UK to work for Sterling-Winthrop at their Northumberland facility. Mr Smith worked in a variety of manufacturing roles relating to the manufacture of drug substances for Sterling Drug and third party contract manufacture. In 1989, following the acquisition of Sterling-Winthrop by Eastman-Kodak, Mr Smith joined Eastman Chemical Company as International Business Development Manager for the Fine Chemical Division, managing third party manufacture of pharmaceuticals, agrochemicals and photo chemicals. Mr Smith joined Sigma-Aldrich in 1994 and worked in a number of positions including Vice President - Operations for their European Fine Chemical Division and Vice President - Global Business Development for Fine Chemicals. Mr Smith joined Metabolic in August 2003 after moving to Melbourne from the UK.

Mr Smith is responsible for managing contractors for the manufacturing and formulation of clinical supplies and overall project management.

Dr Andrea McCracken, Research Manager, BAppSc (Hons), PhD

Dr Andrea McCracken obtained her PhD in molecular microbiology from Queensland University of Technology in 1999. Her post-doctoral research was conducted at the University of Texas – Houston Health Science Center where she studied bacterial transcription factors. Dr McCracken joined Cubist Pharmaceuticals (Boston) in 2001 where she was involved in mechanism studies of antibiotics. Dr McCracken returned to Australia in 2002 to take up the position of applications specialist for Ciphergen Biosystems (USA), a role in which she supported and collaborated with academic and commercial researchers using protein chip technology.

Dr McCracken joined Metabolic in July 2003 and is responsible for the management of pre-clinical drug development and analytical support programs.

Principal Activities

Metabolic is building a pipeline of innovative pharmaceutical compounds with the aim of providing important drugs for major world markets. The Company's primary focus has been, and remains, the clinical development of AOD9604, Metabolic's most advanced compound, with the aim of providing an improved prescription obesity drug with a unique mode of action. Increasingly important is the clinical development of the Company's second drug, ACV1 for pain, which entered a Phase 1 human clinical trial in June 2005, on schedule.

The principal activities of the Company during and since the period under review were:

- completion of dosing for a 300-patient multi-centre Phase 2B human clinical trial for AOD9604;
- announcement of results of the Phase 2B human clinical trial for AOD9604 in December 2004;
- planning and preparation for a Phase 2B human clinical trial dose finding study of AOD9604, scheduled to commence in late 2005;
- completion of a pre-clinical package for ACV1;
- commencement of a Phase 1 human clinical trial for ACV1 in June 2005;
- collaboration with New Zealand-based Neuren Pharmaceuticals Limited;
- continued development of pre-clinical compounds;
- initiation of a Level 1 American Depositary Receipts (ADR) program in the USA; and
- ongoing evaluation of potential compounds for in-license or acquisition.

Employees & Operating Model

Metabolic currently employs 20 full-time and part-time permanent employees, comprised of 12 head office corporate employees and eight laboratory employees.

The Company's operating model is to make optimum use of outsourcing to expert contractors and consultants on a worldwide basis to gain access to the best possible expertise in each facet of the Company's development operations. Metabolic's contracting and consultancy network is worldwide, concentrated mostly in North America and Europe but also increasingly in Australia, covering all aspects of the drug development process including toxicology, manufacturing, formulation, clinical trials and regulatory affairs.

These outsourcing activities are closely controlled by the Company's growing team, now numbering seven specialists in clinical, pre-clinical, scientific and manufacturing development.

Metabolic's Board oversees the strategic direction of the Company and has the benefit of high level international experience in finance, clinical development and pharmaceutical marketing.

In tandem with outsourced activities, Metabolic's internal laboratory supports key aspects of the pre-clinical and clinical development and scientific research into basic mechanisms of the Company's development compounds. The laboratory has continued to expand its capabilities as specific needs are identified, with eight scientists employed in a dedicated leased facility at the Baker Heart Research Institute in Melbourne, just a few hundred metres from the corporate office.

Review of Operations

Clinical Stage Projects

Introduction

During 2004, Metabolic completed the Phase 2B human clinical trial of AOD9604. This trial revealed that AOD9604 had a broader range of effective doses than predicted, with the best activity achieved at the lowest dose, an unexpected finding. This has resulted in delays in development of approximately 18 months as we learn more about the optimal dose. The trial did show that AOD9604 had an excellent safety profile and competitive efficacy, thereby reducing two of the main risk factors for the further development of the compound. The new dose finding study will begin in the fourth quarter of 2005.

During the period under review, Metabolic added a second drug to the clinic with the commencement, on schedule, of a Phase 1 human clinical trial for ACV1, the Company's peptide drug for pain. Subject to a positive outcome of this trial, a Phase 2A human clinical trial should begin in the second quarter of 2006. Having two drugs with high potential in Phase 2 human clinical trials will place Metabolic among the leading biotechnology organisations in Australia. The diagram below shows the development stages of Metabolic's various projects, including those in the pre-clinical stage. As discussed earlier, Metabolic will be seeking to add additional drugs to the clinical development pipeline over the next few of years.

AOD9604

Background to Obesity and the Metabolic Syndrome

Obesity is a condition now suffered by more than 20% of the adult population in developed countries, or more than 300 million adults worldwide. In addition, more than 50% of adults in developed countries are overweight and are potential candidates for pharmaceutical intervention. Obesity is the western world's most common health problem.

In recent years, increasing emphasis has been placed by governments throughout the world on this growing public health concern. One USA study found that obesity is nearly three times more dangerous than smoking, with the health costs of the obese 77% higher than the non-obese, compared with 28% higher for smokers.

Currently, the two most popular obesity drugs act to suppress food intake, either by affecting the brain to reduce appetite or by affecting the gut to reduce absorption of dietary fat. Both are accompanied by significant side effects.

On the other side of the fat storage equation from food intake is the way the body stores and metabolises energy sources. There is growing interest in understanding and targeting the fundamental metabolic changes which accompany and may exacerbate obesity, loosely grouped under the term "metabolic syndrome" or "syndrome X". One of the changes occurring in metabolic syndrome is a reduction in the levels of growth hormone.



Clinical
Research
Pre-clinical
Phase 1
Phase 2
Phase 3
Commercialisation
AOD9604
(obesity)
ACV1
(pain)
ADD
(type 2 diabetes)
NRP
(Neuro-regenerative
Peptides)



The AOD9604 Technology

Metabolic acquired AOD9604 in its pre-clinical stage from Monash University. AOD9604 acts on fat metabolism and is modelled on the active fat reducing portion of the human growth hormone molecule.

Growth hormone occurs naturally in the body and is involved in promoting growth, particularly in children and adolescents. However, it also has a profound metabolic role throughout life. Blood levels of growth hormone normally decline as an individual ages, but the obese state also brings about low growth hormone levels as part of the metabolic syndrome. A consequence of low growth hormone levels is a reduced ability to metabolise (burn) fat. Intact growth hormone is not feasible as an obesity treatment due to its unwanted effects on growth and other side effects, and is currently marketed only as a treatment for short stature or other specific growth hormone deficiencies.

The key idea of the Company's technology, first invented in 1996, is that only a small fragment at one end of the growth hormone molecule is needed to produce the beneficial effects on fat metabolism, and this fragment does not produce the undesirable growth effects. AOD9604 is a chemically synthesized molecule that is similar to the active small fragment at the end of the growth hormone molecule. AOD9604, when dosed orally once per day, retains the benefits of the intact growth hormone molecule on fat metabolism, without the unwanted growth effects.

AOD9604 may provide a more effective and better tolerated treatment for obesity than existing obesity drugs. If the AOD9604 clinical development succeeds, the drug will be the first obesity drug primarily acting on a specific metabolic deficit in obesity. This targeted approach and anticipated high level of tolerability could lead to a high level of doctor and patient acceptance.

Independent Research / Forecasts

As existing medications for obesity fall well short of satisfying patient needs, the development of improved obesity medications is a high opportunity research area. The best results achieved in clinical trials with existing drugs show that there is considerable room for improvement in both efficacy and the side effect profile. The limited usefulness and undesirable side effect profile of existing drugs account for the fact that total worldwide annual sales of prescription obesity drugs are only approximately US$1 billion in a potential market estimated at US$30 billion or more.

Competitive Environment and Market Positioning

Obesity treatments capture the public imagination and over the years many compounds derived from natural plant or animal extracts have been sold accompanied by extravagant weight reducing claims. Such compounds have rarely, if ever, been subjected to the rigors of proper scientific testing required for prescription drugs.

The competitive environment for AOD9604 is the current and future prescription market for obesity drugs. The current prescription market is dominated by two oral drugs which reduce calorie intake, one which reduces calorie intake by acting in the gut to reduce the digestion of fats in the diet (Xenical®) and another which reduces calorie intake by acting in the brain to reduce appetite (Meridia®). Both drugs have significant side effect issues.

The only other drug which is further along the development path than AOD9604 is Acomplia (pharmaceutical: Sanofi–Aventis) which functions as an appetite suppressant. This drug has completed a Phase 3 human clinical trial and is awaiting approval for market. If this drug proves successful in the market, it will be entirely complementary to AOD9604 rather than in competition with it. Detailed tables on the competitive environment for AOD9604 can be viewed in the *Our Business* section on www.metabolic.com.au.

Clinical Development Progress

AOD9604 passed the initial single-dose safety phase of clinical development (Phase 1 human clinical trial) in 2001 in non-obese subjects. In 2002 and 2003, short term trials in obese male subjects established that the drug is active on fat metabolism after both intravenous and oral administration.

During 2004, the Company completed the first weight loss trial on AOD9604. The double-blinded, placebo-controlled Phase 2B human clinical trial was conducted to internationally accepted standards at five specialty hospital-based obesity clinics in Melbourne (two sites), Adelaide, Sydney and Brisbane.

The primary aim of the trial was to measure weight loss and fat loss after 12 weeks of daily oral dosing in 300 obese males and females, compared to placebo.

The results of the trial provided evidence that AOD9604 has competitive efficacy on both weight and waistline, and based on the results so far, shows excellent tolerability as an obesity therapy. In addition, beneficial trends were seen in cholesterol profiles and in the risk of developing type 2 diabetes, the two major health risks associated with obesity. Although the primary end point (weight loss at 3 months) at the 1 mg dose was just outside statistical significance, the secondary end point (rate of weight loss over 3 months) was highly significant and strongly supported by numerous other significant comparisons and trends within the overall data set.

As the lowest dose (1 mg) used in the trial was the most effective, a further Phase 2 human clinical trial is needed to confirm the findings and to assess whether a daily dose slightly lower than 1 mg may be the most effective. This study will explore doses of 0.25, 0.5 and 1 mg compared to placebo and will extend the total treatment period to 24 weeks. This study is expected to begin in late 2005, and dosing is expected to be completed in late 2006.



ACV1 – marine cone snail – Conus Victoriae



Molecular model of ACV1, a Conus peptide a-conotoxin that targets receptor-linked ion channels in the nervous system. ACV1 is currently being developed as a novel analgesic for neuropathic pain conditions such as painful diabetic neuropathy.

Laboratory studies conducted since the conclusion of the clinical trial support the concept that lower doses may be as or more effective then the 1 mg dose and like the trial, showed a peak of activity at lower doses.

Based on the current *Food & Drug Administration (FDA) guideline for the clinical evaluation of weight-control drugs*, the final stage of clinical testing prior to marketing approval, the Phase 3 human clinical trial, requires approximately 1,500 patients treated for one year, with approximately one third of those patients being treated for an extra year as a safety follow-up. This means a Phase 3 study would take at least two years and cost a minimum of A$30 million.

Manufacturing Development

The Company is well advanced in the development of a feasible manufacturing process to supply Phase 3 human clinical trial medication and market supply of AOD9604 with a European contractor. Now that the optimal effective dose has been established to lie at or below 1 mg daily, the economics and availability of infrastructure for market scale manufacture using conventional chemical synthesis methods is assured.

USA Clinical Advisory Panel

In addition to collaborating with the opinion leaders in our local region, Metabolic has a USA Clinical Advisory Panel which comprises three eminent USA obesity experts, to advise and consult with Metabolic on the further clinical development of AOD9604 in the USA context. The panel members are:

- Dr Louis Aronne – Professor of Medicine at Cornell University in New York and current President of the North American Association for the Study of Obesity;
- Dr George Bray – Boyd Professor at Louisiana State University (LSU) and Professor of Medicine at the LSU Medical Center; and
- Dr Michael Jensen – Professor of Medicine at Mayo Clinic (Former President of the North American Association for the Study of Obesity).

Government Support

The Phase 2B human clinical trial on AOD9604 was supported in part by an Australian Government START grant of A$2.1 million from AusIndustry.

ACV1

Background to Chronic and Neuropathic Pain

Pain is the most common symptom for which patients seek medical attention. It is experienced by people worldwide, both young and old. A survey conducted in the USA estimated that four out of 10 adults experience pain daily and nine out of 10 experience pain monthly. Drugs used for the management of pain form a large segment of the pharmaceutical market.

Neuropathic ("nerve") pain is the most difficult form of pain to treat. Neuropathic pain is a form of chronic pain, which is persistently generated and serves no beneficial function for the affected individual. Patients suffering neuropathic pain typically present with a range of symptoms, including allodynia (pain from a normally non-painful stimulus), hyperalgesia (an increased response to a painful stimulus) and spontaneous pain.

The ACV1 Technology

The molecule now known as ACV1 was discovered by Associate Professor Bruce Livett and fellow scientists associated with the University of Melbourne. Metabolic acquired an exclusive worldwide license to the ACV1 technology from the inventors, in late 2003.

ACV1 is a 16 amino acid peptide compound discovered in the venom of the Australian marine cone snail, Conus Victoriae, one of a class of cone snails which prey on shellfish. Cone snails have evolved a rich cocktail of peptides in their venom, which act together by a variety of mechanisms in the nervous system to quickly immobilise or kill their prey. These peptides are known as conotoxins – small, disulphide-rich peptides that each potently and specifically target channels or receptors in the nervous system.

In mammals, ACV1 is safe but has profound direct effects on pain sensing nerves in the peripheral nervous system called C-fibres. It blocks a subtype of a broad class of receptors called neuronal nicotinic acetylcholine receptors (nAChR) which reside on the C-fibres. ACV1 has been shown to directly reduce the sensitivity of C-fibres. It is the first drug to utilise this biochemical mechanism.

ACV1 has been tested in several well-established animal pain models and shows efficacy in relieving the characteristic pain symptoms of neuropathy, allodynia and hyperalgesia, following subcutaneous (s.c.) or intramuscular (i.m.) dosing. In addition, evidence suggests that ACV1 accelerates the recovery of injured nerves and tissues.



Associate Professor Bruce Livett, principal inventor of ACV1

Figure 1. **The effect of ACV1 on allodynic responses in rats with drug-induced diabetic nerve damage.** Mean ± standard error of the mean (SEM)


Paw Withdrawal Threshold (g)
14
12
10
8
6
4
2
0
end of treatment
0
2
4
6
8
10
12
14
Time (days)
ACV1 300 µg/kg
Placebo

The vertical axis shows increasing ability to tolerate a light touch in a hypersensitized animal – in other words, improvement in neuropathic pain. The improvement is maintained for at least 10 days following cessation of treatment, suggesting long-term recovery of the nerves.

Figure 2. **ACV1 reduces levels of markers of tissue damage (oxidative stress) following 4 weeks of once-daily treatment to rats with drug-induced diabetic nerve pain.** Mean ± SEM.


Lipid hydroperoxide levels in nerves of rats treated with ACV1 or placebo
Lipid hydroperoxide (µM/mg)
0.5
0.4
0.3
0.2
0.1
0.0
Non-diabetic + placebo
Diabetic placebo
Diabetic ACV1 300 µg/kg


Nitrotyrosine levels in systemic blood of rats treated with ACV1 or placebo
Nitrotyrosine (ng/ml)
1200
800
400
0
Non-diabetic + placebo
Diabetic placebo
Diabetic ACV1 300 µg/kg

The vertical axes show levels of biochemical indicators of nerve damage. In both cases, these indicators are significantly reduced following the treatment with ACV1.

The first target clinical indication for ACV1 is neuropathic pain associated with diabetes, a market with billion dollar annual sales potential. However the potential range of indications for ACV1 extends to postherpetic neuralgia ("shingles" pain), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatments.

Independent Research / Forecasts

Neuropathic pain, the lead indication for ACV1, is suffered by 1% of the western world's population, with conditions such as diabetic neuropathy, postherpetic neuralgia and trigeminal neuralgia. Analysts predict that a safe and effective therapy for neuropathic pain would gain immediate acceptance by doctors because the current treatments are largely ineffective. With such a large market for analgesics to treat neuropathic pain, an effective therapy could potentially reap significant rewards.

The total global pain drug market is approximately US$40 billion and projected to grow to US$75 billion by 2010 (Espicom Business Intelligence, 2005). The prescription drug market for neuropathic pain (the current market targeted for ACV1) is currently US$2.5 billion and is forecast to grow to US$5.5 billion by 2010 (Espicom Business Intelligence, 2005). Until recently, only one drug (Neurontin) has addressed this market segment, with only one third of patients gaining clinically significant relief. Neurontin had global sales in 2004 of US$2.7 billion (including some use for seizures).

Description of Competitive Environment

Neuropathic pain typically responds poorly to conventional analgesics such as morphine or aspirin. Current therapy for neuropathic pain relies largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have well-documented side effects, including in some cases addiction and only limited efficacy for this indication. Only a small number of treatments have been approved for neuropathic pain syndromes, including carbamazepine, gabapentin, pregabalin and duloxetine. However not all patients obtain clinically significant pain relief. In addition, side effects such as somnolence, nausea, dizziness and fatigue are common. Detailed tables on the competitive environment for ACV1 can be viewed in the Our Business section on www.metabolic.com.au.

Clinical Development Progress

Since in-licensing of the worldwide rights to ACV1 in late 2003, excellent progress has been made on the ACV1 development program. A comprehensive pre-clinical safety package was completed on schedule early in 2005, intended to support early phase clinical testing of up to one month duration in humans.

In June 2005, a Phase 1 human clinical trial (safety trial) was commenced on schedule. At the time of writing this report, the randomised, double-blind, placebo-controlled trial is being conducted in up to 60 healthy male volunteers. The main aim is to assess the safety, tolerability, and pharmacokinetics of both single doses and multiple (7) daily doses of ACV1 administered by subcutaneous injection.

The trial is expected to be completed and results announced by the end of 2005. A positive outcome would allow Phase 2 human clinical trials (safety and efficacy trials) in patients suffering from neuropathic pain to be conducted in 2006.

The first indication targeted for ACV1 in Phase 2 human clinical trials is likely to be diabetic neuropathy, the neuropathic pain experienced by diabetic patients. However, as stated earlier, the potential range of indications for ACV1 extends to postherpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatments.

Although ACV1 is currently administered subcutaneously, other delivery modes, such as nasal or oral are currently under investigation.

Government Support

The Phase 1 human clinical trial on ACV1 is being supported in part by an AusIndustry Commercial Ready Grant of approximately A$450,000, announced in June 2005.

Building the Pipeline – Discovery Stage Projects

Introduction

The two drugs that Metabolic has in the clinic to date were developed in-house from pre-clinical projects, taken through further pharmacology, toxicity studies and human research ethics committee approval into the various clinical trials. This is a very cost effective way of building Metabolic's pipeline. Metabolic is investing modest resources in discovery research projects which could also lead to new high value drugs which would go through the same process. These projects remain relatively low profile until there is some more certainty that they will lead to a clinical outcome. Whilst these pre-clinical projects may not add significantly to the market valuation of Metabolic, they do represent an important potential source of new drugs for the Company.

Neuro-regenerative Peptides (NRPs)

In March 2005 Metabolic entered into a collaboration with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) "Neuren", to co-develop Neuren's class of Neuro-regenerative Peptides (NRPs) for the treatment of degenerative conditions such as peripheral neuropathy, motor neuron disease and repairing the brain or nerves after injuries such as spinal cord injury. Neuren and Metabolic will jointly develop the NRPs project with all intellectual property and commercial outcomes to be equally shared.

The joint collaboration had been awarded NZ$635,000 (A$580,000) in grant funding from the Australia New Zealand Biotechnology Partnership Fund which is part of the New Zealand Government's Growth and Innovation Framework, designed to assist and speed collaboration between New Zealand and Australian biotechnology companies. The grant will meet 25% of the eligible project costs with Neuren contributing 25% and Metabolic 50%.

The NRPs are a novel class of small peptides displaying a range of biological effects important in both protection and regeneration of nervous system tissue. Neuren scientists have discovered a neuroactive factor present in the brain tissue of developing animals and from this initial work a family of human genes has been identified. The NRPs are designed from those genes, possess a broad array of effects on nervous tissue and are active at extremely low concentrations, protecting the nerve cells against injury and encouraging repair and regrowth.

Experiments performed by Neuren to date on animal models of human disease including stroke and multiple sclerosis have shown potent protective activity. The broad range of effects of the NRPs presents many possible applications to treat diseases of the nervous system for which there is significant need for improved therapies.



Neuren and Metabolic are working together to develop a lead compound for clinical development and assess its efficacy in a range of animal models of neuropathic conditions, including large market diseases of the peripheral nervous system such as diabetic neuropathy, motor neuron disease and extremely challenging conditions such as regrowth of nerves after spinal cord injury.

When sufficient supporting data are in hand the companies intend to promote the lead molecule into formal pre-clinical development and to enter into clinical development for the most promising indication.

Type 2 Diabetes

Metabolic has an interest in novel compounds for the treatment of type 2 diabetes and is conducting research to identify a candidate compound suitable for clinical development. This work is continuing.

Laboratory

In addition to the outsourcing activities which help drive the pre-clinical and clinical development of Metabolic's projects, the ability to engage in sophisticated in-house scientific and technical experimentation is a key asset of the Company.

Metabolic employs eight highly skilled scientists located in leased laboratory premises at the Baker Heart Research Institute, close to Metabolic's Head Office in Melbourne. The activities of the laboratory support the development of the Company's projects by enhancing the scientific understanding of the compounds in development and in development of assay methods.

The laboratory houses all of the scientific expertise and state of the art equipment required to undertake research programs encompassing protein chemistry, cell biology and analytical chemistry. This has enabled Metabolic to conduct basic research in areas such as the mechanism of action of its lead drugs as well as research support for ongoing clinical trials, including stability bioassays and capsule/tablet release testing. The Company's highly skilled staff have been trained to comply with industry standards in all aspects of occupational health and safety and radiation safety. Metabolic's laboratory is a certified Physical Containment Level 2 (PC2) facility.

Patents and Publications

A comprehensive list of published patents, patent applications, scientific articles and presentations on the Company's projects can be viewed in the Our Business section on www.metabolic.com.au.

Significant Changes in the State of Affairs

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

Financial Results & Position

The loss by the Company for the year ended 30 June 2005 after the provision for income tax of nil was A$10,764,589 (2004: A$9,543,526). This result has been achieved after fully expensing all research, development, and patent costs, amounting to A$8,958,840. Income for the period totalled A$792,288, including interest income of A$675,515 and grant income of A$116,773.

Metabolic currently has approximately A$19 million in cash reserves. These funds should be sufficient to complete the Phase 2 human clinical trial (dose finding study) for AOD9604, and to complete the current Phase 1 human clinical trial for ACV1. Metabolic has no borrowings.

Funding Arrangements

Capital Raisings

During the period under review capital raised included:

- A$1,817,817 from the exercise of 2,914,102 unlisted options (ASX codes: MBPAU; MBPAM; MBPAO; MBPAQ; MBPAS); and
- A$10,000,000 from the issue of 16,393,446 ordinary fully paid shares at A$0.61 per share, through a private placement to domestic and offshore institutional, professional and sophisticated investors.

AusIndustry Grant

During the period under review Metabolic was awarded a Commercial Ready grant of approximately A$450,000 for ACV1.

Dividends

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the period under review. No cash dividends have been paid or declared since the beginning of the financial year by the Company.

Earnings Per Share

	Cents
Basic earnings per share	(4.68)
Diluted earnings per share	(4.68)

As the Company made a loss for the year ended 30 June 2005, potential ordinary shares, being options to acquire ordinary shares, are considered non-dulutive and therefore not included in the diluted earnings per share calculation.

Strategic Overview

Metabolic's corporate strategy for the next two to three years includes three main components that aim to increase shareholder value:

1. Continue the development of Metabolic's existing clinical stage drugs AOD9604 and ACV1 as efficiently as practicable;
2. Provide the necessary capital either through the issue of further equity or through the proceeds of partnering Metabolic's existing drugs; and
3. Expand the pipeline with additional clinical stage drugs.

Clearly, the main activities for Metabolic relate to advancing its two clinical stage drugs, AOD9604 and ACV1. Success with either one could produce important drugs with major benefits for the shareholders of the Company and the Australian biotechnology sector.

However, there is strong rationale to look beyond these two drugs and add additional promising clinical stage drugs to Metabolic's pipeline, namely:

- To create more value from our core competency;
- To build critical mass, diversify and reduce risk; and
- To generate more news flow and increased liquidity.

The Board believes it can access the resources to progress an expanded pipeline at the optimal rate, without negatively impacting on Metabolic's existing clinical programs. It is the intention of the Company to add at least one or two clinical stage drugs to the pipeline over the next few years, if suitable candidates can be found.

In the past, Metabolic has acquired new drugs at the pre-clinical stage from research institutions and taken them through pre-clinical development and into clinical testing. This is a very cost effective way to add projects, but typically it takes at least two years to move a laboratory project into clinical trial, where the industry places the most value. We will continue this approach.

In order to reach critical mass more quickly, Metabolic may also access drugs which are either very close to, or already in the clinic. This can be done by in-licensing, collaborations, or merger and acquisition activity, and all these strategies will be regularly reviewed by the Board. It is the view of the Board that for Metabolic, critical mass could mean at least four to five high potential drugs in clinical development.

As with Metabolic's current practice, new drugs entering the pipeline must address major existing or potential markets and have some clear competitive advantage. These may or may not be in the same therapeutic areas as the Company's existing drugs.

Metabolic intends to fund its expansion strategy by raising capital against specific initiatives when the time arises, and/or to use the proceeds of partnering deals around its existing drugs.

Partnerships with Major Pharmaceutical Companies

Securing a licensing arrangement with a global pharmaceutical company partner for late stage (Phase 3 human clinical trial) development and marketing is the normal path to market for a development stage biotechnology company such as Metabolic.

In relation to AOD9604, Metabolic's management has had or is in discussion with more than half of the top twenty multinational pharmaceutical companies. All have expressed high levels of interest in the drug and in the outcome of the upcoming dose finding study. Some have chosen to wait for the outcome of that study, while others are currently looking at ways to engage with the Company in the meantime. It is envisaged that a more lucrative deal could be entered into upon completion of the dose finding study, however, an earlier deal would facilitate the strategic activities discussed above. The various options are under continuous review by management and the Board.

In relation to ACV1, there is already considerable partner interest which management is following. Again, the timing must take into account the strategic as well as the absolute value of any deal.

Collaborations

Entering into early stage collaborations with fellow biotechnology companies can reap future benefits from risk sharing and synergies.

Earlier this year Metabolic entered a collaboration with New Zealand-based Neuren Pharmaceuticals Limited (ASX code: NEU) "Neuren", whereby Metabolic is working with Neuren to develop Neuro-regenerative Peptides (NRPs) that have potential in treating degenerative diseases of the nervous system. The inclusion of these NRPs in Metabolic's research pipeline gives the Company a strong focus in the area of neurobiology, with ACV1 addressing neuropathic pain. Evidence suggests that ACV1 may also have its own neuro-protective characteristics.



Likely Developments

In the 2005-06 financial year, Metabolic expects to:

- complete a Phase 1 human clinical trial for ACV1;
- commence a Phase 2B human clinical trial for AOD9604;
- commence the next human clinical trial for ACV1;
- progress development of early stage compounds;
- evaluate other potential compounds for possible in-licensing; and
- raise further capital for strategic initiatives as required.

In the opinion of the Directors it would prejudice the interests of the Company to provide additional information, except as contained in this report, relating to likely developments in the operations of the Company.

Board Monitoring

The Board monitors the Company's overall performance, from its implementation of the mission statement and strategic plan through to the performance of the Company against operating plans and financial budgets.

Board and Committee Meetings

The number of meetings of the Board of Directors, Board Committees and Director attendance at those meetings during the year under review was:

Director	Full Board	Audit	Remuneration
Total number of meetings	6	3	3
Dr Arthur Emmett	6	3	3
Dr Roland Scollay	6	3	3
Dr Chris Belyea	6	–	–
Dr Evert Vos	5(6)	–	–
Mr Patrick Sutch	6	3	2(3)

Where a Director did not attend all meetings of the Board or relevant Committee, the number of meetings for which the Director was eligible to attend is shown in brackets. For further details regarding the Board and Committees please refer to the Corporate Governance Statement.

Directors' Shareholdings and Declared Interests

As at the date of this report the interests of the Directors in the Company's shares are:

Director	Shares held directly	Shares held indirectly
Dr Arthur Emmett	257,692	136,500
Dr Roland Scollay	–	–
Dr Chris Belyea	224,077	240,000
Dr Evert Vos	283,077	–
Mr Patrick Sutch	–	–

As at 30 June, 2005 and as at the date of this report, no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in the Company's Annual Report.

Further details on the equity interests of Directors can be found in the Annual Financial Report (Note 14).

Indemnification and Insurance of Directors and Officers

During the period under review, the Company indemnified its Directors, Company Secretaries and Executive Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and Company Secretaries against any liability incurred by them in their capacity as Directors or Company Secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, Company Secretaries and Executive Officers for the period under review. Under the Company's Directors' and Officers' Liabilities Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Significant Events After the Balance Date

Metabolic raised A$4.04 million in its Share Purchase Plan (SPP) offer to shareholders, which closed on Friday 15 July, 2005. This offer resulted in the issue of 6,628,833 shares at a price of $0.61 per share.

With the exception of the above capital raising, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or the financial statements that has significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

Environmental Regulation

Other than the general laboratory standards and guidelines, Metabolic is not subject to significant environmental regulations.

Inherent Risks of Investment in Biotechnology Companies

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also, a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This Annual Report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements.

Auditor's Independence and Non-Audit Services

The directors received the following declaration from the auditor of Metabolic Pharmaceuticals Limited.

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to the audit of the financial report of Metabolic Pharmaceuticals Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner

Melbourne
25 August 2005

Non-Audit Services

During the period under review the amount received, or due and receivable for non-audit services provided by the Company's auditor, Ernst & Young were:

– preparation of the Company's Income Tax Return A$2,000

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.



Corporate Governance Statement

Introduction

The Board of Metabolic is responsible for the corporate governance of the Company and guides and monitors the business and affairs of the Company on behalf of its shareholders.

This statement describes Metabolic's corporate governance framework, which predominantly reflects the 10 Principles of Good Corporate Governance and 28 Best Practice Recommendations established by the ASX Corporate Governance Council in March 2003. Metabolic's compliance with these Principles and Recommendations can be summarised as follows:

Principles (Recommendations)	Metabolic's Compliance
1. Lay solid foundations for management and oversight	✓
2. Structure the Board to add value	
(2.1 A majority of the Board should be independent Directors)	Departure
(2.4 The Board should establish a Nomination Committee)	Departure
3. Promote ethical and responsible decision-making	✓
4. Safeguard integrity in financial reporting	✓
5. Make timely and balanced disclosure	✓
6. Respect the rights of shareholders	✓
7. Recognise and manage risk	✓
8. Encourage enhanced performance	✓
9. Remunerate fairly and responsibly	✓
10. Recognise the legitimate interests of stakeholders	✓

Metabolic carried out a comprehensive review of its corporate governance policies and practices to determine to what extent the Company had followed the above mentioned Principles of Good Corporate Governance and Best Practice Recommendations. This review revealed that Metabolic was compliant with 26 of the 28 Best Practice Recommendations for the entire period under review. Due to the size and nature of its operations, Metabolic has determined that in a few instances the Company is best served by policies that vary from these Best Practice Recommendations. Any departures from the *Best Practice Recommendations* are discussed below, together with supplementary comments on key *Principles of Good Corporate Governance.*

Structure the Board to add Value

The skills, experience and expertise relevant to the position of Director held by each Director in office at the date of this report are included in the Directors' Report under the section headed *Board of Directors.* Directors of Metabolic are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement.

A Majority of the Board should be Independent Directors (Recommendation 2.1)

In the context of Director independence, to be considered independent, a Non-Executive Director may not have a direct or indirect material relationship with the Company. The Board has determined that a material relationship is one which impairs or inhibits, or has the potential to impair or inhibit, a Director's exercise of judgement on behalf of the Company and its shareholders.

The table below sets out the name, position, independence and tenure of each Director who served on the Board during the period under review:

Name	Position	Independence	Term in Office
Dr Arthur Emmett	Chairman – Non-Executive Director	Independent	7 years
Dr Roland Scollay	CEO / Managing Director – Executive Director	Non-independent	3 years
Dr Chris Belyea	Chief Scientific Officer – Executive Director	Non-independent	7 years
Dr Evert Vos	Medical Director – Non-Executive Director	Non-independent	7 years
Mr Patrick Sutch	Non-Executive Director	Independent	1 year

At the date of this report the Board consists of five directors, only two of which are deemed independent, namely the Chairman, Dr Arthur Emmett and Mr Patrick Sutch. The Board is actively seeking additional Board Members to move towards a majority of independent directors.

The Board has adopted procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

The Board should Establish a Nomination Committee (Recommendation 2.4)

As Metabolic has a relatively small Board, a formal Nomination Committee has not been established as no real efficiencies would be gained from the existence of such a committee.

To ensure the Board is well equipped to discharge its responsibilities, it has guidelines for the nomination and selection of Directors and for the operation of the Board. The charter of the Nomination Committee has been incorporated into the Board Charter and as such the Board considers all matters that would be relevant for a Nomination Committee, including a regular assessment of the size, composition and skill mix of the Board.

Safeguard Integrity in Financial Reporting

The Board should Establish an Audit Committee (Recommendation 4.2)

The Audit Committee operates under a charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations.

The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements.

The Audit Committee is responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half year statutory review.

Structure of the Audit Committee (Recommendation 4.3)

Members of the Audit Committee during the period under review included Mr Sutch (Chairperson), Dr Emmett and Dr Scollay. Metabolic was fully compliant with the membership requirements outlined in ASX Listing Rule12.7 for companies included in the ASX All Ordinaries Index until 1 February 2005, as follows:

- only Non-Executive Directors;
- a majority of independent Directors;
- an independent chairperson, who is not chairperson of the Board; and
- at least three members.

On 1 February 2005, Dr Scollay was appointed as CEO / Managing Director, thus changing the composition of the Audit Committee to two Non-Executive Directors and one Executive Director. From 1 February 2005 to 30 June 2005, Metabolic was compliant with the transitional requirements of Listing Rule 12.7 which permitted Audit Committees to have a majority of Non-Executive Directors. These transitional arrangements expired on 30 June 2005. The Board is cognisant of the need, as from 1 July 2005, to appoint a further Non-Executive Director to serve on the Audit Committee and is actively moving towards this goal.

Details of the names and qualifications of the members of the Audit Committee are included in the Board of Directors section in this Directors' Report.

The partner of the Company's external auditor is invited to attend Audit Committee meetings as required. For details of the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Directors' Meetings section in this Directors' Report.

Respect the Rights of Shareholders

Metabolic is committed to providing shareholders with access to relevant information to make an informed assessment of the Company's operations, risk profile, business strategies and future prospects. Metabolic communicates regularly with its shareholders, within the parameters of its Continuous Disclosure Policy and Communications Policy, using the following:

- quarterly Investor Update distributed to all shareholders;
- the Annual Report which is distributed to all shareholders who choose to receive it;
- the half yearly report provided to the ASX;
- website disclosure of all ASX announcements, Media Releases and Board Policies; and
- the Annual General Meeting and other meetings so called to obtain approval for Board actions as appropriate.



In June 2005, Metabolic initiated a campaign to encourage shareholders to elect to receive communications electronically. This initiative serves the best interests of shareholders by facilitating the delivery of the Annual Report, Notice of Meeting and other shareholder communications by electronic means, thus reducing costs and protecting the environment.

Encourage Enhanced Performance

Disclose the Process for Performance Evaluation of the Board, its Committees and Individual Directors and Executives (Recommendation 8.1)

Evaluating Board performance and the performance of key Executives is a fundamental element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. Details relating to the policy for performance evaluation and the amount of remuneration (monetary and non-monetary) paid to each Director and Specified Executives are set out in the Remuneration Report section of this Directors' Report.

Remunerate Fairly and Responsibly

It is the Company's objective to provide maximum shareholder benefit from the retention of high quality Directors and Executives by remunerating fairly and appropriately with reference to relevant market conditions.

It is important to recognise that the corporate performance of Biotechnology companies can not be measured using the same fundamentals commonly used in other industries. Given the inherent high-risk nature of the Biotechnology Industry, the direct correlation of Executive rewards and key financial performance measures such as Share Price, TSR, Net Earnings Per Share or Company Earnings, in the view of the Board, is inappropriate.

Provide Disclosure in relation to the Company's Remuneration Policies (Recommendation 9.1)

A comprehensive description of Metabolic's Remuneration policies and procedures, including details of the costs and benefits of those policies, and the link between remuneration and performance are set out in the Remuneration Report.

The Board should Establish a Remuneration Committee (Recommendation 9.2)

Remuneration of Directors and Executives is established by the Remuneration Committee. This Committee consists of three Directors with the majority being independent, including an independent Chairman. The members of the Remuneration Committee during the period under review were Dr Emmett (Chairman), Dr Scollay and Mr Sutch.

The Remuneration Committee is responsible for advising the Board on remuneration policies and practices, and makes specific recommendations on remuneration packages and other terms of employment.

For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

Clearly distinguish the Structure of Non-Executive Directors' Remuneration from that of Executives (Recommendation 9.3)

Metabolic's current structure for Non-Executive Director remuneration is differentiated from Executive remuneration to the extent that Non-Executive Directors do not receive cash bonus payments or leave entitlements. Non-Executive Directors are not provided with any post employment entitlements other than statutory superannuation as applicable.

Historically, Non-Executive Directors have been issued Options, and it is Metabolic's intention to continue granting Options to Non-Executive Directors, subject to shareholder approval. The Board recognises that this is a departure from best practice guidelines, however, it is common practice to grant Options to Non-Executive Directors in the Biotechnology Industry. The Board believes that this is an effective, low cost means of providing ownership of the Company to Non-Executive Directors, whilst conserving the Company's limited cash resources.

The following policies and statements can be downloaded from the Corporate Governance section of the Company's website: www.metabolic.com.au:

- Annual Corporate Governance Statement;
- Full Board Charter, including policy on Nomination / Appointment process;
- Code of Conduct;
- Code of Practice for Buying and Selling Shares;
- Audit Committee Charter;
- Continuous Disclosure Policy;
- Communications Policy;
- Risk Management Policy;
- Performance Evaluation Process for Directors and Executives; and
- Remuneration Committee Charter.

Remuneration Report

Introduction

This report outlines remuneration arrangements in place for Directors and Specified Executives of Metabolic.

It is important to recognise that the performance of Biotechnology companies can not be measured using the same fundamentals utilised in other industries. Metabolic has not yet made a profit as the Company is still in the process of nurturing grass roots research through to commercialisation. The Company has had a number of significant achievements in advancing its two main drugs to their current stage of clinical development. The key achievements and milestones of Metabolic are a more meaningful performance measure to correlate levels of remuneration.

The specific matters included in this Report are set out below under separate headings, as follows:

- **Details of remuneration – Directors (including Non-Executive Directors and Specified Executives)**
  This section sets out clearly the dollar value of all components of remuneration Directors or Specified Executives received during the year ended 30 June 2005, including details of equity instruments provided as remuneration.
- **Remuneration policy – Non-Executive Directors**
  This section describes the Company's rationale in determining Non-Executive Director payments and other relevant disclosures.
- **Remuneration policy – Executive Directors and Specified Executives**
  This section describes the Company's rationale in determining salaries and incentives for Executive Directors and Specified Executives, including explanations of the link between remuneration and company performance, as well as details of Executive employment contracts.

Details of Remuneration

For the year ended 30 June 2005, details of the remuneration of each Metabolic Director and Specified Executive are set out in the tables below.

Directors and Specified Executives were not granted any options as part of their remuneration during the year under review.

		Primary benefits				Post Employment		Equity	Other benefits	Total
Directors		Salary & Fees	Cash bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Superannuation	Retirement benefits	Options (iii)&(iv)	Other	
Dr Roland Scollay [1]	2005	132,180	–	–	2,109	10,321	–	–	20,000	164,610
(CEO / Managing Director and former Non-Executive Director)	2004	21,000	–	–	–	–	–	–	–	21,000
Dr Chris Belyea [2]	2005	250,008	–	–	5,061	22,501	–	–	–	277,570
(Chief Scientific Officer and former CEO / Managing Director)	2004	250,008	–	–	4,217	22,501	–	29,751	–	306,477
Dr Arthur Emmett	2005	66,462	–	–	–	4,387	–	–	–	70,849
(Chairman & Non-Executive Chairman)	2004	50,000	–	–	–	4,500	–	10,287	–	64,787
Dr Evert Vos [3]	2005	32,000	–	51,069	–	–	–	–	–	83,069
(Non-Executive Director)	2004	32,000	–	52,009	–	–	–	29,751	–	113,760
Mr Patrick Sutch	2005	30,000	–	–	–	–	–	–	–	30,000
(Non-Executive Director)	2004	3,750	–	–	–	–	–	–	–	3,750
Total remuneration for Directors	2005	510,650	–	51,069	7,170	37,209	–	–	20,000	626,098
	2004	356,758	–	52,009	4,217	27,001	–	69,789	–	509,774
Aggregate of Directors' Remuneration disclosed in the 2004 Annual Report [4]		370,258	–	89,509	–	28,216	–	99,540	–	587,523



Specified Executives		Primary benefits				Post Employment		Equity	Other benefits	Total
		Salary & Fees	Cash bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Superannuation	Retirement benefits	Options (iii)&(iv)	Other	
Mr David Kenley[5]	2005	205,257	10,000	–	5,061	19,390	–	–	–	239,708
(Vice President – Corporate Development & Joint Company Secretary)	2004	136,050	35,845	–	4,217	15,471	–	22,313	–	213,896
Ms Belinda Shave	2005	114,694	10,000	–	5,061	11,222	–	11,602	–	152,579
(Financial Controller/Company Secretary)	2004	107,165	4,000	–	4,217	10,005	–	4,210	–	129,597
Dr Caroline Herd	2005	161,772	10,000	–	5,061	15,459	–	12,848	–	205,140
(Vice President – Clinical Development)	2004	112,445	10,000	–	4,217	11,020	–	10,577	–	148,259
Mr David Smith[6]	2005	150,000	5,000	–	–	13,950	–	–	–	168,950
(Manufacturing Manager)	2004	127,885	–	–	–	11,510	–	–	–	139,395
Dr Mary Saleh	2005	101,411	2,000	–	5,061	9,307	–	957	–	118,736
(Vice President – Research)	2004	79,579	–	–	4,217	7,162	–	5,949	–	96,907
Dr Andrea McCracken	2005	103,336	12,000	–	5,061	10,380	–	14,503	–	145,280
(Research Manager)	2004	83,885	10,000	–	4,217	8,450	–	5,095	–	111,647
Total remuneration	2005	836,470	49,000	–	25,305	79,708	–	39,910	–	1,030,393
for Specified Executives	2004	647,009	59,845	–	21,085	63,618	–	48,144	–	839,701
Aggregate of Specified Executives disclosed in the 2004 Annual Report [7]		435,239	49,845	–	–	43,658	–	43,049	–	571,791

Notes:

1 *Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005. Prior to this appointment, Dr Scollay had served on the Board as a Non-Executive Director since November 2002. The amount disclosed for Salary & Fees for 2005 includes $17,500 in relation to Non-Executive Director's Fees paid to Dr Scollay from 1 July 2004 to 31 January 2005.*

2 *Dr Chris Belyea relinquished his role as CEO / Managing Director effective 31 January 2005, to take up the position of Chief Scientific Officer on 1 February 2005.*

3 *Dr Evert Vos was paid consultancy fees of $51,069 for additional services for 2004-05.*

4 *These amounts represent the aggregate of Directors disclosed in the 2004 Annual Report. The Directors specified in this report are different to those specified in the 2004 Annual Report.*

5 *Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic on 1 July 2005.*

6 *Mr David Smith commenced employment with Metabolic on 25 August 2003. The amount disclosed for 2004 represents 10 months remuneration for the year ended 30 June 2004.*

7 *These amounts represent the aggregate of Specified Executives disclosed in the 2004 Annual Report. The Executives specified in this report are different to those specified in the 2004 Annual Report.*

(i) Bonuses
Individual performance reviews were conducted in September 2004. Cash bonuses included in the remuneration of Specified Executives were granted in November 2004, based on qualitative individual performance determined during the formal review process.

(ii) Non-monetary Benefits
Non-monetary benefits consist solely of the value of car parking benefits.

(iii) Fair Value of Options – current period
For the period under review, the fair value of equity based remuneration, disclosed in the above tables, was determined using a binomial option-pricing model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The equity based remuneration included in the tables above relate to options issued pursuant to the Metabolic Employee Share Option Plan which have an expiry date between 54 and 59 months with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly, the amortised equity remuneration disclosed in the tables above reflect the apportioned value of the options during the year ended 30 June 2005. During the period under review, no amount has been included in the equity based remuneration section for each Director or Mr David Kenley as there were no options granted to those individuals during this period and options previously granted had all vested prior to the current period. Currently, the amortised fair values are not recognised as an expense in the financial statements and no adjustments have been made or will be made to reverse amounts previously disclosed in relation to options that never vest or are not exercised (i.e. actual forfeitures).

(iv) Fair Value of Options – previous period
The fair value of the prior year equity based remuneration, disclosed in the tables above, was determined using the Black-Scholes option-pricing model. The price-modeled value of the options were amortised and disclosed on a straight-line basis from the date of grant until expiry. This model took into account, as at grant date, the exercise price, the expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option.

For the period under review, the fair value of each option is estimated using a binomial option pricing model as indicated in note (iii) on the previous page, with the following assumptions:

Binomial Option Pricing Model Variables	Options granted on 11 December 2000	Options granted on 14 December 2001	Options granted on 22 November 2002	Options granted on 23 December 2003
Exercise Price	$0.80	$0.90	$0.90	$1.00
Risk-free interest rate	5.40%	5.33%	5.22%	5.56%
Volatility	35%	35%	35%	35%
Expiry Date	11 November 2005	14 November 2006	22 October 2007	23 November 2008
Dividend yield	–	–	–	–
Average Fair Value per option (cents)	7.8	18.0	16.0	26.0

Name	Number and value of options for the year ended 30.06.05					Total
Ms Belinda Shave	Number of options	–	–	–	120,000	120,000
	Value for year ended 30.06.05	–	–	–	$11,602	$11,602
Dr Caroline Herd	Number of options	–	250,000	150,000	–	400,000
	Value for year ended 30.06.05	–	$6,791	$6,057	–	$12,848
Dr Mary Saleh	Number of options	250,000	–	–	–	250,000
	Value for year ended 30.06.05	$957	–	–	–	$957
Dr Andrea McCracken	Number of options	–	–	–	150,000	150,000
	Value for year ended 30.06.05	–	–	–	$14,503	$14,503

Remuneration Policy – Non-Executive Directors

The Remuneration Committee requires the Board to determine the remuneration of Non-Executive Directors based on independent external advice with regard to market practice, relativities, and director duties and accountability. The Company's remuneration policy is designed to attract and retain competent and suitably qualified Non-Executive Directors, to motivate these Non-Executive Directors to achieve Metabolic's long term strategic objectives and to create value for shareholders. Non-Executive Director remuneration is commensurate with the responsibilities, time and risk involved in carrying out their directorship.

Fee Pool

Non-Executive Directors' fees are determined within an aggregate directors' fee pool limit, which is periodically approved by shareholders. At the 2004 Annual General Meeting, shareholders approved an increase in the maximum aggregate remuneration paid to Non-Executive Directors by $100,000, from $200,000 to $300,000.

Total Non-Executive Directors' fees paid during the year ended 30 June 2005, amounted to $150,350, representing 50% of the fee pool approved by shareholders at the 2004 Annual General Meeting.

Consulting fees paid to Non-Executive Directors for additional services are not included in this aggregate pool of fees.

Fees

The allocation of Non-Executive Directors' fees is reviewed regularly. The Chairman is paid additional fees in recognition of the additional responsibilities attaching to that role. No additional fees are paid to Directors for their duties as members of the Audit or Remuneration Committee. During the year ended 30 June 2005 the Company held a total of 13 formal meetings, including Committee, Board and Shareholder meetings.

According to the *Director and Senior Executive Remuneration Report* published by Corporate Remuneration Advisors (May 2005), the average total fixed remuneration for a Non-Executive Director and Chairman in the Chemicals/Biotechnology/Pharmaceuticals industry sector is $78,000 and $79,000 respectively. This average is significantly higher than the fees paid to the Non-Executive Directors of Metabolic.



Metabolic conducted a review of the remuneration paid to Non-Executive Directors and Chairpersons in 2004 of nine ASX listed peer companies[1]. This review also revealed that fees paid to Metabolic's Non-Executive Directors and its Chairman are below industry average.

Non-Executive Directors are reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

Equity participation

The Board encourages Non-Executive Directors to own Company shares. Subject to shareholder approval, Non-Executive Directors may receive equity as part of their remuneration.

Given the risks and responsibilities of Non-Executive Directors in the current environment, the cash component of the Non-Executive Director's fees is limited incentive. As Metabolic is still nurturing research and development projects to commercialisation and accordingly remains in an annual loss position, it is difficult to provide sufficient incentives without using an equity based plan. Whilst the Board acknowledges best practice for the granting of options to Non-Executive Directors, it has granted options to Non-Executive Directors as this is an effective, low cost means of providing ownership of the Company, whilst conserving the Company's limited cash resources. It is common practice to grant options to Non-Executive Directors in the Biotechnology Industry.

No options have been granted to Non-Executive Directors during the year ended 30 June 2005.

Retiring Allowance

No retiring allowances are paid to Non-Executive Directors.

Superannuation

Metabolic pays the statutory superannuation guarantee charge in relation to eligible Non-Executive Directors.

Remuneration Policy – Executive Directors and Specified Executives

Metabolic's overall group remuneration policy is set by the Board's Remuneration Committee. The policy is reviewed on a regular basis to ensure it remains contemporary and competitive.

For the Executive Directors and Senior Executives the policy is intended to be consistent with the *ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (Principle 9 Remunerate Fairly and Responsibly).* Broadly, this policy is intended to ensure:

- for each role, that the balance between fixed and variable (performance) components is appropriate having regard to both internal and external factors;
- that the set individual objectives will result in sustainable beneficial outcomes;
- that all performance remuneration components are appropriately linked to measurable personal, business unit or company performance; and
- that total compensation (that is, the sum of fixed and variable components) for each Executive is fair, reasonable and market competitive.

The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Executives and makes recommendations to the Remuneration Committee. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

The relationship between Metabolic's remuneration policy and the Company's performance is set out in the section of this report titled Company Performance.

Generally, there are three components of Executive remuneration provided, as follows:

1. fixed annual remuneration comprising salary and benefits[2], including superannuation; and
2. short-term performance incentive; and
3. medium and long-term incentive, generally through participation in Metabolic's Employee Share Option Plan ("MESOP").

The combination of these three components comprises an Executive's total remuneration.

[1] *Companies were selected based on industry sector, clinical development and market capitalisation.*
[2] *The only non-monetary benefit provided to Executives is car parking.*

Fixed Annual Remuneration

Executives are offered a market competitive base salary. Base salary is reviewed on a regular basis against market data for comparable positions.

Adjustments to base salary are made based on promotion or significant role responsibility changes, pay relativities to market and relative performance in the role.

Short-Term Incentives

Short-term incentives in the form of cash bonuses are paid to selected Executives based upon individual performance and achievement of personal and corporate objectives. For example:

- satisfactory completion and design of clinical trials;
- securing Government and public funding through grants and share placements; and
- maintenance of high ethical standards.

Performance objectives and Key Result Areas are agreed with each Executive at the beginning of the period and performance is measured against indicators to determine the value of cash bonuses paid. The annual bonus pool is determined by a nominated percentage of the annual budget for salaries and is apportioned based on the outcomes of each individual performance evaluation conducted by the CEO / Managing Director.

Medium and Long-Term Incentives

Metabolic's medium and long-term Executive incentive policy aims to focus on corporate performance and retention of key Executives.

Historically, Executives have received option allocations under the Metabolic Employee Share Option Plan ("MESOP") which have an expiry date between 54 and 59 months from the grant date, and exercisable beginning the first anniversary of the date of grant, subject to continued employment.

Due to the speculative nature of the industry, it is not appropriate to grant the exercise of options subject to the satisfaction of traditional performance conditions, such as Total Shareholder Return (TSR) or share price targets. The options are issued for nominal consideration, and are granted at the discretion of the Board. The vesting condition attaching to these options is continued service. These options cannot be transferred and will not be quoted on the ASX.

Metabolic's medium and long-term incentive practices for Executives have been reviewed in detail during the current period.

The Board recognises that certain remuneration policies may need to be adjusted from time to time in order to ensure the appropriate mix between performance based and non-performance based elements and between long and short-term goals and rewards, depending upon the challenges facing the business and its objectives at any given point in its development.

Board Performance

Evaluating Board performance is an important element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. The Board conducts a comprehensive annual self-evaluation to determine whether it and its committees are functioning effectively. Metabolic has five Directors, and accordingly the costs associated with engaging an external consultant is not seen to be beneficial to the Company.

This financial year, each Director was required to complete a detailed questionnaire including roles and responsibilities, business strategy, senior management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve.

The Board intends to employ the same evaluation process in future years.

Company Performance

The statutory requirements for this section of the Remuneration Report were broadened this year to include a discussion of the relationship between remuneration policy and the Company's performance, including details of Company performance for the last four years. Given the inherent high-risk nature of the Biotechnology Industry, the direct correlation of Executive rewards and key financial performance measures such as Share Price, TSR, Net Earnings Per Share or Company Earnings, in the view of the Board, are inappropriate.

At this stage of Metabolic's drug and candidate pipeline, Metabolic's annual earnings are predominantly impacted by research and development expenditure, and costs associated with clinical trials. Accordingly, no dividends have been declared, nor has there been a return of capital since listing. Metabolic's share price has been driven by speculation in anticipation of results from clinical trials and is not necessarily indicative of future share price performance.



Metabolic has designed its remuneration policies to ensure significant linkage between rewards and specific achievements that improve shareholder wealth, including the following key measures:

- completion of clinical trials on time;
- qualitative individual performance;
- the addition of other pre-clinical or clinical stage drug candidates to continue building the pipeline;
- ensuring sufficient capital resources (through securing government grants and capital raisings); and
- further collaboration and partnerships.

The Board continues to review remuneration policy to ensure competitive and appropriate rewards for Executive performance, with transparent alignment to shareholder and employee interests.

Employment Contracts

Dr Roland Scollay – CEO / Managing Director

Dr Scollay served on the Metabolic Board as a Non-Executive Director since November 2002, and commenced an ongoing contract as CEO / Managing Director on 1 February 2005. A signing on bonus of $20,000 in addition to salary was paid to Dr Scollay upon commencement of his contract. Dr Scollay's contract will be reviewed annually in conjunction with a salary review. Under the terms of the present contract:

- Dr Scollay may resign from his position and thus terminate his contract by giving six months written notice;
- Metabolic may terminate Dr Scollay's contract by providing 12 months' written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of remuneration). On notice of termination by the Company, any long-term incentive options that have vested, or will vest during the notice period will be released. Long-term incentive options that are not vested will be forfeited; and
- Metabolic may terminate the contract at any time without notice in circumstances that warrant summary dismissal. Where termination with cause occurs, Dr Scollay is only entitled to that portion of remuneration which is fixed, and only up to the date of termination.

Performance based bonuses of up to 20% of salary will be paid annually against goals agreed between Dr Scollay and the Board. A one-off special bonus will be paid upon signing of a deal with a large pharmaceutical company, details and amount to be determined by the Board.

As a long-term incentive, Dr Scollay will be granted equity remuneration which will be subject to shareholder approval at the Company's next Annual General Meeting.

Other Director and Specified Executive contracts

All other Directors and Specified Executives are employed under standard ongoing employment contracts which do not specify a fixed term, performance conditions or termination benefits.

Other Information

Loans to Directors and Executives

No loans have been made to Directors of Metabolic or to any of the Specified Executives, including their personally-related entities.

Company Secretary

Details of the qualifications and experience of the Company Secretary are set out in the Board of Directors section in the Directors' Report.

This Directors' Report, incorporating the Corporate Governance Statement and Remuneration Report, has been signed in accordance with a Resolution of the Directors made on 25 August 2005.

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
25 August 2005



CONTENTS

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) *The financial statements and notes of the Company are in accordance* with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's financial position as at 30 June 2005 and its performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration had been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
25 August, 2005

STATEMENT OF FINANCIAL POSITION at 30 June 2005

	Note	30 June 2005 $	30 June 2004 $
Current Assets			
Cash assets	3(a)	17,077,358	17,346,984
Receivables	3(b)	74,867	125,081
Other	3(c)	205,015	210,163
Total Current Assets		17,357,240	17,682,228
Non-Current Assets			
Property, plant and equipment	4	828,995	968,806
Other financial assets – investment in shares	5	500,000	–
Total Non-Current Assets		1,328,995	968,806
Total Assets		18,686,235	18,651,034
Current Liabilities			
Payables	6	1,212,230	1,867,412
Provisions	7(a)	157,546	66,364
Total Current Liabilities		1,369,776	1,933,776
Non-Current Liabilities			
Provisions	7(b)	34,719	32,741
Total Non-Current Liabilities		34,719	32,741
Total Liabilities		1,404,495	1,966,517
Net Assets		17,281,740	16,684,516
Equity			
Contributed equity	8	61,777,978	50,416,166
Reserves	9(a)	383,478	383,478
Accumulated losses	9(b)	(44,879,716)	(34,115,128)
Total Equity		17,281,740	16,684,516

STATEMENT OF FINANCIAL PERFORMANCE year ended 30 June 2005

	Note	30 June 2005 $	30 June 2004 $
Revenue from ordinary activities	2(a)	792,288	2,818,676
Research and development expenses	2(b)	(8,958,840)	(10,433,074)
Overhead expenses	2(b)	(2,598,037)	(1,929,128)
Loss from ordinary activities before income tax expense		(10,764,589)	(9,543,526)
Income tax expense relating to ordinary activities	10	–	–
Loss from ordinary activities after related income tax expense		(10,764,589)	(9,543,526)
Extraordinary items after related income tax expense		–	–
Net loss		(10,764,589)	(9,543,526)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(10,764,589)	(9,543,526)
Net increase in option premium reserves		–	101,506
Capital raising expenses		(479,007)	(61,653)
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity	8	(479,007)	39,853
Total changes in equity other than those resulting from transactions with owners as owners		(11,243,596)	(9,503,673)
Basic earnings per share (cents per share)	12	(4.68)	(4.42)
Diluted earnings per share (cents per share)	12	(4.68)	(4.42)

STATEMENT OF CASH FLOWS year ended 30 June 2005

	Note	30 June 2005 $	30 June 2004 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(12,031,321)	(11,913,490)
GST refund received		536,329	318,178
Interest received		725,729	691,033
Grant income		116,773	2,027,429
Net operating cash flows	13(b)	(10,652,490)	(8,876,850)
Cash Flows from Investing Activities			
Payments for plant and equipment	13(c)(i)	(478,950)	(491,126)
Investment in shares	13(c)(ii)	(500,000)	–
Net investing cash flows		(978,950)	(491,126
Cash Flows from Financing Activities			
Proceeds from share and option issues		11,361,813	19,865,334
Net financing cash flows	13(d)	11,361,813	19,865,334
Net increase/(decrease) in cash held		(269,627)	10,497,358
Cash at the beginning of the financial year		17,346,985	6,849,627
Cash at the end of the financial year	13(a)	17,077,357	17,346,985

1. Statement of Significant Accounting Policies

1.1 Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year.

The financial report has been prepared in accordance with the historical cost convention.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the Company, including the future value of the shares and options issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

1.2 Investments

Investments in listed companies are held at the lower of cost and market value and as such any unrealised gains are not recognised in the statement of financial performance.

1.3 Contributed Equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.4 Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values.

1.5 Income Tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and future income tax benefit (as disclosed, but not recognised in the Statement of Financial Position) including the tax effect of differences between income and expenses recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse. The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset as realisation of such benefit is not considered virtually certain.

1.6 Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

1.7 Cash and cash equivalents

Cash at bank and short-term deposits are stated at nominal value.

1.8 Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

1.9 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest: Control of the right to receive the interest payment.

Government Grants: Control of the right to receive the grant from the government.

1.10 Research and Development

Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off. Patent costs are expensed as incurred.

1.11 Plant and Equipment

Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Office equipment	3 – 10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.12 Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues are recognised in the Statement of Financial Performance on a net basis.

Certain employees are entitled to participate in the Metabolic Employee Share Option Plan. The value of equity based remuneration described in note 11 is not being recognised as an employee benefits expense.

1.13 Financial Instruments Included in Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.14 Financial Instruments Included in Assets

Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.15 Foreign Currency Transactions

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

1.16 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

1.17 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

	30 June 2005 $	30 June 2004 $
2. Revenue and Expenses		
(a) Operating loss from ordinary activities is after crediting the following revenues:		
Revenues from ordinary operating activities:		
Interest income from unrelated parties	675,515	790,411
Grants received	116,773	2,027,429
Sundry income	–	836
	792,288	2,818,676
(b) Operating loss from ordinary activities is after charging the following expenses:		
Research and development expense:		
Salaries and oncosts	1,323,961	1,171,018
AOD9604 Obesity Project	4,683,932	6,976,375
ACV1 Neuropathic Pain Project	2,289,323	1,847,613
Other R & D activities	661,624	438,068
	8,958,840	10,433,074
Overhead expense:		
Salaries and oncosts	1,102,108	652,119
Operating leases	137,460	126,514
Depreciation – office equipment	15,624	41,279
Depreciation – laboratory equipment	216,998	123,671
Other administration expenses	1,125,847	985,545
	2,598,037	1,929,128
	11,556,877	12,362,202
3. Current Assets		
(a) **Cash Assets**		
Cash	127,358	26,984
Term deposits (i)	16,950,000	17,320,000
	17,077,358	17,346,984

(i) The term deposits mature within 58 and 94 days and have interest rates between 4.75% and 5.69% (2004: term deposit rates between 4.25% and 5.33%).

	30 June 2005 $	30 June 2004 $
(b) **Receivables**		
Interest receivable	74,867	125,081
(c) **Other Assets**		
Prepayments	119,294	73,765
Security deposits	12,141	12,141
Other	73,580	124,257
	205,015	210,163
4. Property, Plant and Equipment		
Office Equipment		
(i) Cost		
Opening balance	209,556	123,481
Additions	76,257	86,075
Closing balance	285,813	209,556
(ii) Accumulated Depreciation		
Opening balance	(104,530)	(63,251)
Depreciation for the year	(45,622)	(41,279)
Closing balance	(150,152)	(104,530)
Net Book Value – Office Equipment	135,661	105,026

	30 June 2005 $	30 June 2004 $
4. Property, Plant and Equipment (continued)		
Laboratory, Plant & Equipment		
(i) Cost		
Opening balance	1,064,478	303,288
Additions	46,553	761,190
Closing balance	1,111,031	1,064,478
(ii) Accumulated Depreciation		
Opening balance	(200,698)	(77,027)
Depreciation for the year	(216,999)	(123,671)
Closing balance	(417,697)	(200,698)
Net Book Value – Laboratory, Plant and Equipment	693,334	863,780
Net Book Value – Property, Plant and Equipment	828,995	968,806

	30 June 2005 $	30 June 2004 $
5. Other Financial Assets		
Investment in shares		
Shares at lower of cost and recoverable value (i)	500,000	–

(i) The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005. The market value of these shares at 30 June 2005 was $562,500.

	30 June 2005 $	30 June 2004 $
6. Payables (Current)		
Creditors (unsecured)	1,195,854	1,867,412
Payable to Directors	16,376	–
Total payables	1,212,230	1,867,412
7. Provisions (Current & Non Current)		
(a) Current		
Annual leave	157,546	66,364
(b) Non Current		
Long Service Leave	34,719	32,741
Total Provisions	192,265	99,105
8. Contributed Equity		
Contributed equity at beginning of year	50,416,166	30,550,838
Shares issued during the year 13(d)	11,817,818	19,926,980
Transaction costs	(479,007)	(61,652)
Monies held in trust for issue of shares	23,002	–
Contributed equity at end of year	61,777,978	50,416,166

Movement in contributed equity for the year	Number of Shares	
On issue at start	227,989,605	170,572,544
Issued during the year 13(d)	16,393,446	11,525,833
Options converting to ordinary shares	2,914,102	45,891,228
On issue at end	247,297,153	227,989,605

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

8. **Contributed Equity** (continued)

Options over Ordinary Shares

Date of Issue ASX Code (unlisted options)		01/03/04 MBPAU	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	Total
On issue at beginning of the year		350,000	580,000	1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	6,752,004
Issued during the year		–	–	–	–	–	–	–	–	–	–	–
Exercised during the year		(166,667)	(100)	(69,231)	(16,000)	–	(100)	–	–	(1,100,000)	(1,562,004)	(2,914,102)
Expired unexercised		–	–	–	–	–	–	–	–	(950,000)	–	(950,000)
Outstanding and exercisable at balance date		183,333	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	–	–	2,887,902
Issued subsequent to balance date		–	–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date		–	–	(484,615)	–	–	–	–	–	–	–	(484,615)
Cancelled subsequent to balance date		–	–	(646,154)	(114,000)	–	–	–	–	–	–	(760,154)
Outstanding and exercisable at date of Directors' Report		183,333	579,900	–	150,000	150,000	249,900	80,000	250,000	–	–	1,643,133
Number of recipients		6	6	6	4	2	1	2	1	10	11	
Exercise price		$1.25	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period: From		01/03/04	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	
To		01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date		01//03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown:	10%									10/3/00	10/3/00	
	40%									10/3/01	10/3/01	
	60%									10/3/02	10/3/02	
	80%									10/3/03	10/3/03	
	100%									10/9/04	10/3/04	
	20%		24/12/04		18/1/04	23/11/03	15/12/02	26/5/02	12/12/01			
	40%		23/12/05		18/1/05	23/11/04	15/12/03	26/5/03	12/12/02			
	70%		24/12/06		18/1/06	23/11/05	15/12/04	26/5/04	12/12/03			
	100%	1/3/04	24/12/07	23/7/03	18/1/07	23/11/06	15/12/05	26/5/05	12/12/04			

	30 June 2005 $	30 June 2004 $
9. Reserves and Accumulated Losses		
(a) Option Premium Reserve		
Balance at beginning of period	383,478	281,972
Issue of options during the period	–	101,506
Balance at end of period (i)	383,478	383,478
(b) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(34,115,127)	(24,571,602)
Net loss	(10,764,589)	(9,543,525)
Retained profits/(losses) at the end of the financial year	(44,879,716)	(34,115,127)

(i) Represents the nominal consideration paid for subscriber or employee options and the price modelled value of options issued in lieu of payment for services.

10. Income Tax

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

	30 June 2005 $	30 June 2004 $
Loss from ordinary activities before income tax	(10,764,589)	(9,543,526)
Prima facie tax calculated at 30% (2004: 30%)	(3,229,377)	(2,863,058)
Tax effect of permanent differences:		
– Research and development	(637,500)	(562,500)
– Listing expenses	12,579	15,217
– Entertainment expenses	860	753
Tax losses not brought to account	3,853,438	3,409,588
Income tax attributable to loss from ordinary activities	–	–
The estimated potential future income tax benefit at period end calculated at 30% (2004: 30%) in respect of tax losses not brought to account is:	15,004,086	11,295,363

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $63,680 (2004: $24,169) and provision for deferred income tax of $44,590 (2004: $39,595).

11. Employee Benefits Recognised

The aggregate employee benefit liability is comprised of:

	30 June 2005 $	30 June 2004 $
Provisions (Current) (see also note 7(a))	157,546	66,364
Provisions (Non-current) (see also note 7(b))	34,719	32,741
	192,265	99,105

The number of full time equivalents employed at 30 June 2005 was 20 (2004: 17).

Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

11. Employee Benefits Recognised (continued)

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options 30 June 2005

(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	Total
On issue at beginning of the year	580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	2,652,004
Issued during the year	–	–	–	–	–	–	–	–	–	–
Exercised during the year (ii)	(100)	–	(16,000)	–	(100)	–	–	(450,000)	(404,312)	(870,512)
Cancelled during the period	–	–	–	–	–	–	–	–	–	–
Outstanding at balance date and exercisable	579,900	207,692	264,000	150,000	249,900	80,000	250,000	–	–	1,781,492
Issued subsequent to balance date	–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date	–	(207,692)	–	–	–	–	–	–	–	(207,692)
Cancelled subsequent to balance date	–	–	(114,000)	–	–	–	–	–	–	(114,000)
Outstanding at date of Directors' Report and exercisable	579,900	–	150,000	150,000	249,900	80,000	250,000	–	–	1,459,800
Number of recipients	6	1	4	2	1	2	1	5	6	
Exercise price	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period: From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	
To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown: 10%								10/3/00	10/3/00	
40%								10/3/01	10/3/01	
60%								10/3/02	10/3/02	
80%								10/3/03	10/3/03	
100%								10/9/04	10/3/04	
20%	24/12/04		18/1/04	23/11/03	15/12/02	26/5/02	12/12/01			
40%	23/12/05		18/1/05	23/11/04	15/12/03	26/5/03	12/12/02			
70%	24/12/06		18/1/06	23/11/05	15/12/04	26/5/04	12/12/03			
100%	24/12/07	23/7/03	18/1/07	23/11/06	15/12/05	26/5/05	12/12/04			

(ii) Information relating to options exercised by employees during the year ended 30 June 2005

	23/12/03	23/07/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00 MBPAO	10/03/00 MBPAM
Number of shares issued									
Issue date: 05/07/04	–	–	–	–	–	–	–	15,000	–
14/07/04	–	–	–	–	–	–	–	30,000	–
27/07/04	–	–	16,000	–	–	–	–	–	13,928
16/08/04	–	–	–	–	–	–	–	20,000	40,384
02/09/04	–	–	–	–	–	–	–	25,000	107,692
10/09/04	–	–	–	–	–	–	–	360,000	242,308
09/06/05	100	–	–	–	100	–	–	–	–
Exercise Price paid by Employees									
Issue date: 05/07/04	–	–	–	–	–	–	–	12,000	–
14/07/04	–	–	–	–	–	–	–	24,000	–
27/07/04	–	–	14,400	–	–	–	–	–	6,035
16/08/04	–	–	–	–	–	–	–	16,000	17,498
02/09/04	–	–	–	–	–	–	–	20,000	46,663
10/09/04	–	–	–	–	–	–	–	288,000	104,992
09/06/05	100	–	–	–	90	–	–	–	–
Fair value of shares issued									
Issue date: 05/07/04	–	–	–	–	–	–	–	24,750	–
14/07/04	–	–	–	–	–	–	–	33,300	–
27/07/04	–	–	20,320	–	–	–	–	–	17,689
16/08/04	–	–	–	–	–	–	–	25,200	50,884
02/09/04	–	–	–	–	–	–	–	34,000	146,461
10/09/04	–	–	–	–	–	–	–	496,800	334,385
09/06/05	69	–	–	–	69	–	–	–	–

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

11. Employee Benefits Recognised (continued)

(a) Employee Options 30 June 2004

(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	28/10/98 MBPAK	Total
On issue at beginning of the year	–	207,692	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,658,850
Issued during the year	580,000	–	–	–	–	–	–	–	–	–	580,000
Exercised during the year (ii)	–	–	–	–	–	(40,000)	–	–	(21,077)	(92,308)	(153,385)
Cancelled during the period	–	–	–	(100,000)	–	(60,000)	–	–	(8,077)	(265,384)	(433,461)
Outstanding at balance date and exercisable	580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	–	2,652,004
Issued subsequent to balance date	–	–	–	–	–	–	–	–	–	–	–
Exercised subsequent to balance date	–	–	(16,000)	–	–	–	–	(65,000)	(54,312)	–	(135,312)
Cancelled subsequent to balance date	–	–	–	–	–	–	–	–	–	–	–
Outstanding at date of Directors' Report and exercisable	580,000	207,692	264,000	150,000	250,000	80,000	250,000	385,000	350,000	–	2,516,692
Number of recipients	6	1	4	2	1	2	1	5	6	6	
Exercise price	$1.00¢	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) Information relating to options exercised by employees during the year ended 30 June 2004

Number of shares issued											
Issue date:	10/07/03	–	–	–	–	–	–	–	–	–	34,616
	22/07/03	–	–	–	–	–	–	–	–	–	57,692
	23/07/03	–	–	–	–	–	–	–	–	13,000	–
	06/08/03	–	–	–	–	–	40,000	–	–	8,077	–
Exercise Price paid by Employees											
Issue date:	10/07/03	–	–	–	–	–	–	–	–	–	14,999
	22/07/03	–	–	–	–	–	–	–	–	–	24,998
	23/07/03	–	–	–	–	–	–	–	–	5,633	–
	06/08/03	–	–	–	–	–	32,000	–	–	3,500	–
Fair value of shares issued											
Issue date:	10/07/03	–	–	–	–	–	–	–	–	–	27,693
	22/07/03	–	–	–	–	–	–	–	–	–	45,577
	23/07/03	–	–	–	–	–	–	–	–	10,140	–
	06/08/03	–	–	–	–	–	37,600	–	–	7,592	–

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

	30 June 2005 $	30 June 2004 $
12. Earnings per Share		
Basic earnings per share (cents per share)	(4.68)	(4.42)
Diluted earnings per share (cents per share)(i)	(4.68)	(4.42)
(a) The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(10,764,589)	(9,543,526)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	230,106,955	216,053,965
Effect of dilutive securities:		
Share options	1,329,357	1,846,875
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share	350,000	930,000

(i) As the Company has incurred a loss for the period under review, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

13. Notes to the Statement of Cash Flows

(a) **Reconciliation of Cash**

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The Company has no borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	30 June 2005 $	30 June 2004 $
Cash at bank	127,358	26,984
Short-term deposits	16,950,000	17,320,000
	17,077,358	17,346,984

(b) **Reconciliation of Net Operating Cash Flow Activities to Operating Loss After Income Tax**

	30 June 2005 $	30 June 2004 $
Net Loss	(10,764,589)	(9,543,526)
Adjustments for non-cash items		
Depreciation	262,621	164,950
Asset not paid for at year end	–	(356,140)
Issue of options for services provided	–	101,500
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	50,214	(99,378)
(Increase)/decrease in other assets	361,286	102,366
Increase/(decrease) in payables	(655,182)	707,328
Increase/(decrease) in employee provisions	93,160	46,050
Net cash used in operating activities	(10,652,490)	(8,876,850)

(c) **Investing Activities**

(i) Payment during the year of $478,950 for plant and equipment included $356,140 for equipment acquired in the previous financial year.

(ii) Subscription monies of $500,000 for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) issued on 28 January 2005.

13. Notes to the Statement of Cash Flows (continued)

(d) Financing and Investing Activities

During the year 19,307,548 ordinary shares were issued and contributed equity increased by $11,361,813:

	No. of Shares Issued	$
Exercise of Options:		
Unlisted options (ASX Code: MBPAU) issued in the previous financial year for services provided	166,667	208,334
Unlisted employee options (ASX Code: MBPAM)	1,562,004	676,816
Unlisted employee options (ASX Code: MBPAO)	1,100,000	880,000
Unlisted employee options (ASX Code: MBPAQ)	16,200	14,590
Unlisted employee options (ASX Code: MBPAS)	69,231	38,077
Private Placement		
Private placement of ordinary shares to institutional and professional investors	16,393,446	10,000,001
Total shares issued during the year	19,307,548	11,817,818
Reduction to equity:		
Capital raising costs recognised as a reduction in equity	–	(479,007)
Monies held in trust		
Monies held in trust for issue of shares under the Company's Share Purchase Plan	–	23,002
	19,307,548	11,361,813

14. Director and Executive Disclosures

(a) Details of Specified Directors and Specified Executives

Specified directors

Dr Arthur Emmett	Chairman (Non-Executive)
Dr Roland Scollay	Director (Chief Executive Officer)
Dr Chris Belyea	Director (Chief Scientific Officer)
Dr Evert Vos	Director (Non-Executive)
Mr Patrick Sutch	Director (Non-Executive)

Specified executives

Mr David Kenley[1]	Vice President – Corporate Development & Joint Company Secretary
Dr Caroline Herd	Vice President – Clinical Development
Ms Belinda Shave	Financial Controller & Joint Company Secretary
Dr Mary Saleh	Vice President – Research

[1] *Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic effective from 1 July 2005.*

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The Remuneration Committee of Metabolic Pharmaceuticals Limited is responsible for determining and reviewing compensation arrangements for the Directors and Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers by considering the performance of Executive Directors and Executives, the performance of the Company and the general pay environment to ensue that policies and practices enable the Company to attract, motivate and retain Directors and Executives who will create value for shareholders.

The Board is responsible for reviewing its own performance. The Remuneration Committee is responsible for evaluating the performance of the Chief Executive Officer, who in turn evaluates the performance of all other Senior Executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

14. Director and Executive Disclosures (continued)

(ii) Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Specified Directors and Specified Executives, subject to shareholder approval as required. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently Directors, Executives and staff eligible for this scheme.

Directors and Specified Executives were not granted any options during the year under review as part of their remuneration.

(iii) Details of remuneration

For the year ended 30 June 2005, details of the remuneration of each Specified Director and Specified Executive are set out in the tables below.

		Primary benefits				Post Employment		Equity	Other benefits	Total
Directors		Salary & Fees	Cash bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Super-annuation	Retire-ment benefits	Options (iii)&(iv)	Other	
Dr Roland Scollay[1] *(CEO / Managing Director and former Non-Executive Director)*	2005	132,180	–	–	2,109	10,321	–	–	20,000	164,610
	2004	21,000	–	–	–	–	–	–	–	21,000
Dr Chris Belyea[2] *(Chief Scientific Officer and former CEO / Managing Director)*	2005	250,008	–	–	5,061	22,501	–	–	–	277,570
	2004	250,008	–	–	4,217	22,501	–	29,751	–	306,477
Dr Arthur Emmett *(Chairman & Non-Executive Chairman)*	2005	66,462	–	–	–	4,387	–	–	–	70,849
	2004	50,000	–	–	–	4,500	–	10,287	–	64,787
Dr Evert Vos[3] *(Non-Executive Director)*	2005	32,000	–	51,069	–	–	–	–	–	83,069
	2004	32,000	–	52,009	–	–	–	29,751	–	113,760
Mr Patrick Sutch *(Non-Executive Director)*	2005	30,000	–	–	–	–	–	–	–	30,000
	2004	3,750	–	–	–	–	–	–	–	3,750
Total remuneration for Directors	2005	510,650	–	51,069	7,170	37,209	–	–	20,000	626,098
	2004	356,758	–	52,009	4,217	27,001	–	69,789	–	509,774
Aggregate of Directors' Remuneration disclosed in the 2004 Annual Report[4]		370,258	–	89,509	–	28,216	–	99,540	–	587,523
Specified Executives										
Mr David Kenley[5] *(Vice President – Corporate Development & Joint Company Secretary)*	2005	205,257	10,000	–	5,061	19,390	–	–	–	239,708
	2004	136,050	35,845	–	4,217	15,471	–	22,313	–	213,896
Ms Belinda Shave *(Financial Controller & Company Secretary)*	2005	114,694	10,000	–	5,061	11,222	–	11,602	–	152,579
	2004	107,165	4,000	–	4,217	10,005	–	4,210	–	129,597
Dr Caroline Herd *(Vice President – Clinical Development)*	2005	161,772	10,000	–	5,061	15,459	–	12,848	–	205,140
	2004	112,445	10,000	–	4,217	11,020	–	10,577	–	148,259
Dr Mary Saleh *(Vice President – Research)*	2005	101,411	2,000	–	5,061	9,307	–	957	–	118,736
	2004	79,579	–	–	4,217	7,162	–	5,949	–	96,907
Total remuneration for Specified Executives	2005	583,134	32,000	–	20,244	55,378	–	25,407	–	716,163
	2004	435,239	49,845	–	16,868	43,658	–	43,049	–	588,659

Notes

1 *Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005. Prior to this appointment, Dr Scollay had served on the Board as a Non-Executive Director since November 2002. The amount disclosed for Salary & Fees for 2005 includes $17,500 Non-Executive Director's Fees paid to Dr Scollay from 1 July 2004 to 31 January 2005.*

2 *Dr Chris Belyea relinquished his role as CEO / Managing Director effective 31 January 2005, to take up the position of Chief Scientific Officer on 1 February 2005.*

3 *Dr Evert Vos was paid consultancy fees of $51,069 for additional services for 2004-05.*

4 *These amounts represent the aggregate of Directors' remuneration disclosed in the 2004 Annual Report. The Directors specified in this report are different to those specified in the 2004 Annual Report.*

5 *Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic on 1 July 2005.*

14. Director and Executive Disclosures (continued)

Notes (continued)

(i) Bonuses
Individual performance reviews were conducted in September 2004. Cash bonuses included in the remuneration of Specified Executives were granted in November 2004, based on qualitative individual performance determined during the formal review process.

(ii) Non-monetary Benefits
Non-monetary benefits consist solely of the value of car parking benefits.

(iii) Fair Value of Options – current period
For the period under review, the fair value of equity based remuneration, disclosed in the table above, was determined using a binomial option-pricing model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The equity based remuneration included in the table above relates to options issued pursuant to the Metabolic Employee Share Option Plan which have an expiry date between 54 and 59 months with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly the amortised equity remuneration disclosed in the table above reflects the apportioned value of the options during the year ended 30 June 2005. During the period under review, no amount has been included in the equity based remuneration section for each Director or Mr David Kenley as there were no options granted to those individuals during this period and options previously granted had all vested prior to the current period.

Currently the amortised fair values are not recognised as an expense in the financial statements and no adjustments have been made or will be made to reverse amounts previously disclosed in relation to options that never vest or are not exercised (i.e. actual forfeitures).

(iv) Fair Value of Options – previous period
The fair value of the prior year equity based remuneration, disclosed in the table above, was determined using the Black-Scholes option-pricing model. The price-modeled value of the options were amortised and disclosed on a straight-line basis from the date of grant until expiry. This model took into account, as at grant date, the exercise price, the expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk free interest rate for the expected life of the option.

For the period under review, the fair value of each option is estimated using a binomial option pricing model as indicated in (iii) above, with the following assumptions:

Binomial Option Pricing Model Variables	Options granted on 11 December 2000	Options granted on 14 December 2001	Options granted on 22 November 2002	Options granted on 23 December 2003	Total
Exercise price	$0.80	$0.90	$0.90	$1.00	
Risk-free interest rate	5.4%	5.33%	5.22%	5.56%	
Volatility	35%	35%	35%	35%	
Expiry Date:	11 November 2005	14 November 2006	22 October 2007	23 November 2008	
Dividend yield	–	–	–	–	
Average Fair Value per option (cents)	7.8	18.0	16.0	26.0	

Name	Number and Value of Options for the year ended 30.06.05					Total
Ms Belinda Shave	Number of options				120,000	120,000
	Value for year ended 30.06.05				$11,602	$11,602
Dr Caroline Herd	Number of options		250,000	150,000		400,000
	Value for year ended 30.06.05		$6,791	$6,057		$12,848
Dr Mary Saleh	Number of options	250,000				250,000
	Value for year ended 30.06.05	$957				$957

14. Director and Executive Disclosures (continued)

(c) Equity instrument disclosures relating to Specified Directors and Specified Executives

(i) Options or shares provided as remuneration

Details of unquoted options over unissued ordinary shares in Metabolic provided as remuneration to each Specified Director and each Specified Executive are set out below. The exercise of each option entitles the holder to one Ordinary Fully Paid Share in the Company which rank equally with existing Ordinary Fully Paid Shares. No amounts are unpaid on any shares issued on the exercise of options.

No options have been granted to Specified Directors or Specified Executives during the period under review.

(ii) Option holdings

Details of the movements in the number of options over ordinary shares in Metabolic held during the financial year, and vested during the year, by each Director and Specified Executive, are set out below:

Remuneration Option Holdings of Specified Directors and Specified Executives including number granted and vested during the year

	Balance 01/07/04	Granted as remuneration	Options exercised	Net Other Change	Balance Held 30/06/05	Vested at 30 June 2005 Vested total	Exercisable	Unexercisable	Vested during year
Specified Director									
Dr Roland Scollay	–	–	–	–	–	–	–	–	–
Dr Chris Belyea	1,000,000	–	(323,077)	(400,000)	276,923	276,923	276,923	–	–
Dr Arthur Emmett	500,000	–	(257,692)	(150,000)	92,308	92,308	92,308	–	–
Dr Evert Vos	1,000,000	–	(323,077)	(400,000)	276,923	276,923	276,923	–	–
Mr Patrick Sutch	–	–	–	–	–	–	–	–	–
Specified Executives									
Mr David Kenley	750,000	–	(542,308)	–	207,692	207,692	207,692	–	–
Dr Caroline Herd	400,000	–	(100)	–	399,900	234,900	234,900	165,000	105,000
Ms Belinda Shave	180,000	–	(60,000)	–	120,000	24,000	24,000	96,000	24,000
Dr Mary Saleh	250,000	–	–	–	250,000	250,000	250,000	–	75,000
Total	4,080,000	–	(1,506,254)	(950,000)	1,623,746	1,362,746	1,362,746	261,000	204,000

(iii) Shareholdings

Details of the movements in the number of ordinary shares in Metabolic held during the financial year by each Specified Director and each Specified Executive, including their personally-related entities, are set out below:

Shareholdings of Specified Directors and Specified Executives

	Balance 01/07/04	Granted as remuneration	On Exercise of Options	Net Change Other (sale or purchase of shares)	Balance Held 30/06/05*
Specified Director					
Dr Roland Scollay	–	–	–	–	–
Dr Chris Belyea	141,000	–	323,077	–	464,077
Dr Arthur Emmett	136,500	–	257,692	–	394,192
Dr Evert Vos	60,000	–	323,077	(100,000)	283,077
Mr Patrick Sutch	–	–	–	–	–
Specified Executives					
Mr David Kenley	1,615,023	–	542,308	(720,010)	1,437,321
Dr Caroline Herd	5,901	–	100	1,000	7,001
Ms Belinda Shave	85,400	–	60,000	–	145,400
Dr Mary Saleh	–	–	–	–	–
Total	2,037,923	–	1,506,254	(820,010)	2,724,167

* Balance of shares held at 30 June 2005 include directly held, nominally held shares and shares held by personally-related entitites.

14. Director and Executive Disclosures (continued)

(iv) Shares issued to Specified Directors and Specified Executives on exercise of Remuneration Options for year ended 30 June 2005

	Shares issued Number	$ per share Paid	$ per share Unpaid
Specified Directors			
Dr Chris Belyea	323,077	$0.43	$0.00
Dr Arthur Emmett	107,692	$0.43	$0.00
	150,000	$0.80	$0.00
Dr Evert Vos	323,077	$0.43	$0.00
Specified Executives			
Mr David Kenley	242,308	$0.43	$0.00
	300,000	$0.80	$0.00
Dr Caroline Herd	100	$0.90	$0.00
Ms Belinda Shave	60,000	$0.80	$0.00
Total	**1,506,254**		

15. Related Party Disclosures

Other than as disclosed in the Directors and Specified Executive Disclosures section of the financial statements (note 14), there were no transactions with related parties during the period under review.

	30 June 2005 $	30 June 2004 $
16. Remuneration of Auditors		
Audit Services:		
Amounts received, or due and receivable by Ernst & Young, for the audit and review of the financial reports:		
– half and full-year audits	32,000	21,500
Audit Services total for entity auditors	32,000	21,500
Non-Audit Services		
Amounts received, or due and receivable for other services by Ernst & Young:		
– preparation of tax return	2,000	2,000
– grant audits	–	6,500
– due diligence services	–	8,500
Non-audit Services total for entity auditors	2,000	17,000
Total for entity auditors	34,000	38,500

The directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

17. Corporate Information

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

18. Segment Information

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

19. Fair Value of Financial Instruments

(a) The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

(b) The Company's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.

	30 June 2005 $	30 June 2004 $
20. Commitments		
(a) Operating office lease expenditure contracted for, is payable:		
– Within the period of 12 months	146,476	171,876
– Within the period of 12 months to 5 years	162,946	28,646
Operating Leases have an average lease term of 3 years.		
(b) Commitments to various contractors and suppliers payable:		
– Within the period of 12 months	2,435,472	3,217,450
– Within the period of 12 months to 5 years	23,666	–

21. Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Metabolic Pharmaceuticals Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian Equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ending 30 June 2006. The Company has allocated internal resources and engaged its external auditor to conduct an impact assessment to identify key areas impacted by the transition to AIFRS. The opening balance sheet at 1 July 2004, the Company's transition date to AIFRS, has been prepared in accordance with AIFRS. This balance sheet will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ending 30 June 2006.

The key area where accounting policies are expected to change on adoption of AIFRS is under AASB 2 Share Based Payments.

(i) AASB 2 Share Based Payments

Under AASB 2, the Company will recognise the fair value of options granted to employees as remuneration since 7 November 2002, that had not vested by 1 January 2005, as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. This would result in a decrease in profit under AIFRS compared to AGAAP.

It has been estimated that the cumulative impact of the fair value of options granted to employees as remuneration to 30 June 2005 is $165,853, being $87,084 cumulative to 1 July 2004 and $78,769 for the year ended 30 June 2005. Accordingly the accumulated losses of the Company at 30 June 2005 will increase by $165,853 from $44,879,716 to $45,045,569.

	30 June 2005** $	1 July 2004* $
Reconciliation of equity as presented under AGAAP to that under AIFRS		
Total equity under AGAAP	17,281,740	16,684,516
Adjustments to retained earnings (net of tax)		
– Recognition of share-based payment expense	(165,853)	(87,084)
	(165,853)	(87,084)
Adjustments to other reserves (net of tax)		
– Recognition of share-based payment expense	165,853	87,084
	165,853	87,084
Total equity under AIFRS	17,281,740	16,684,516

* This column represents the adjustments as at the date of transition to AIFRS.

** This column represents the cumulative adjustments as at the date of transition to AIFRS (1/7/04) and those for the year ended 30 June 2005.

21. Impact of Adopting Australian Equivalents to International Financial Reporting Standards (continued)

(ii) Intangible Assets – Research and Development Costs

Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible asset would be expensed. The Company's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. Currently no research and development costs have been capitalised, therefore there is no quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iii) Income Taxes

AASB 112 *Income Taxes* requires the use of a balance sheet liability method, rather than the current income statement method which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. Under AGAAP, the tax effects of differences between cost base and tax base for an asset or liability is not recognised. Currently no tax assets for timing differences are recognised. This will be consistent under AIFRS.

In relation to tax losses carried forward, AASB 112 requires recognition of a deferred tax asset to the extent that it is probable there will be future taxable profits available against which the unused losses can be utilised. By contrast, AGAAP permits recognition of a deferred tax asset where recovery is virtually certain. Management do not believe that there is a quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iv) Financial Instruments

AASB 139 *Financial Instruments: Recognition and Measurement* requires the Company to record at fair value all of its investments in "available for sale" financial assets. This will impact the Company's investment in Neuren Pharmaceutical Limited. Under AGAAP, this investment has been recorded at the lower of cost and market value.

Management has decided to apply the exemption provided in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 139 for the financial year ended 30 June 2005. AASB 139 will be applied from 1 July 2005. The upward revaluation of the Neuren investment of $62,500 will be recognised directly in equity at 1 July 2005, through the Statement of Changes in Equity.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to potential amendments to AIFRSs and interpretations thereof, emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations, and ongoing work being undertaken by the AIFRS project team.

ERNST & YOUNG

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use off professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia

Ernst & Young (signature) Denis Thorn (signature)

Ernst & Young

Denis Thorn
Partner

Melbourne
25 August 2005

Liability limited by the Accountant's Scheme, approved under the Professional Standards Act 1994 (NSW)

ADDITIONAL INFORMATION REQUIRED BY THE AUSTRALIAN STOCK EXCHANGE

Distribution and details of shareholders

The number of shareholders, by size of holding, of quoted Fully Paid Ordinary Shares, as at 6 September 2005 is:

	Fully Paid Ordinary Shares	
Size of Holding	No. of Holders	No. of Shares
1 – 1,000	1,066	797,908
1,001 – 5,000	3,255	10,012,999
5,001 – 10,000	1,752	14,356,120
10,001 – 100,000	2,511	70,509,546
100,001 – and over	211	158,734,028
Total	8,795	254,410,601
No. of holders with less than a marketable parcel of shares	510	247,003

Names of the 20 largest shareholders

The names of the 20 largest shareholders of quoted Fully Paid Ordinary Shares and their respective holdings as at 6 September 2005 are:

Name of shareholding	No. of shares	% interest
1. Polychip Pharmaceuticals Pty Ltd	48,012,701	18.87
2. Monash Investment Holdings Pty Ltd	21,677,520	8.52
3. National Nominees Limited	9,266,484	3.64
4. Jalitech Pty Ltd	5,002,480	1.97
5. Peters Investments Pty Ltd	4,500,000	1.77
6. J P Morgan Nominees Australia Limited	3,886,151	1.53
7. Citicorp Nominees Pty Limited	2,644,584	1.04
8. Westpac Custodian Nominees Limited	2,351,574	0.92
9. Niako Investments Pty Ltd	2,069,256	0.81
10. Schirm Private Equity LP	1,639,344	0.64
11. Oceanfront Properties Pty Ltd	1,465,496	0.58
12. Health Super Pty Ltd	1,367,900	0.54
13. Mrs Kay Mitris	1,100,000	0.43
14. ANZ Nominees Limited	1,081,904	0.43
15. Oceanfront Properties Pty Ltd	1,058,196	0.42
16. Bermuda Trust (Guernsey) Ltd	1,005,500	0.40
17. Mr David Kenley	1,000,000	0.39
18. Mr Frank Ng	1,000,000	0.39
19. Mr Charles Ovadia and Mrs Maureen Elizabeth Ovadia	1,000,000	0.39
20. Mr Barry Moran and Mrs Maureen Patricia Moran	980,000	0.39
Total	112,109,090	44.07

Voting Rights

Clauses 43 to 52 of the Company's Constitution stipulate the voting rights of members. In summary but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each share held by the member.

Substantial Shareholders

The names of the substantial shareholders of Metabolic and their respective holdings are:

Name of shareholding	No. of shares
Polychip Pharmaceuticals Pty Ltd	48,012,701
Monash Investment Holdings Pty Ltd (held in escrow until 13.10.05)	21,677,520
Acorn Capital Limited	16,904,319

Quotation of the Company's shares

Metabolic has been granted official quotation for its shares on the ASX (ASX code: MBP).

In May 2005, Metabolic implemented a Level 1 American Depositary Receipts (ADR) program (OTC code: MBLPY). An ADR is a stock which trades in the USA but represents a specified number of shares in a foreign corporation. ADRs are bought and sold on American stock markets just like regular stocks, and are issued/sponsored in the USA by a bank or brokerage firm. A Level 1 ADR is the most basic type of ADR and can be found on the USA over-the-counter market.

Ordinary Shares subject to escrow

The 21,577,520 fully paid ordinary shares held by Monash Investment Holdings Pty Ltd, a substantial shareholder of the Company, are subject to a Restriction Agreement for a period of two years which ends on 13 October 2005.

ASX Announcements from 1 July 2004 to 30 June 2005

Date	Title of announcement
24/06/2005	Change in substantial holding
24/06/2005	Notice under Section 708A of the Corps Act
24/06/2005	Share Purchase Plan Offer to Shareholders
24/06/2005	VP Corporate Development Position
23/06/2005	Appendix 3B
23/06/2005	ACV1 Neuropathic Pain Drug Phase 1 Clinical Trial Starts
14/06/2005	Conference Presentations
14/06/2005	AusIndustry commercial ready grant of ACV1
14/06/2005	Reinstatement to Official Quotation
14/06/2005	Placement of $10M & $10M Share Purchase Plan Offer
10/06/2005	Suspension from Official Quotation
08/06/2005	Trading Halt
03/06/2005	AOD9604 Obesity Drug Update
01/06/2005	Establishes American Depositary Receipt Program
20/05/2005	Response to ASX Share Price Query
02/05/2005	ACV1 Update
20/04/2005	AOD9604 Update
08/03/2005	Investor Update
03/03/2005	Neuren and Metabolic to collaborate
02/03/2005	Neuren & Metabolic NRP Collaboration
22/02/2005	US Presentations
21/02/2005	Half Yearly Report & Accounts
10/02/2005	CEO to speak on Obesity Panel at BIO Conference
24/01/2005	Appoints new Chief Executive Officer – Dr Roland Scollay
13/01/2005	CEO Position
24/12/2004	Becoming a substantial holder
23/12/2004	Change to Company Secretary
17/12/2004	Change of Director's Interest Notice
17/12/2004	Response to Market Comment & Partnering Prospects

Date	Title of announcement
17/12/2004	Trading Halt
15/12/2004	Appendix 3B – Exercise of Unquoted Options
13/12/2004	CIR: Phase 2B Results
13/12/2004	AOD9604 Phase 2B Clinical Trial Successful
13/12/2004	Successful trial results for world-first obesity drug
09/12/2004	Trading Halt
29/11/2004	Update on reporting of Obesity Clinical Trial results
16/11/2004	Complete copy of Response to ASX Share Price Query
16/11/2004	Response to ASX Share Price Query
04/11/2004	Appendix 3B – Exercise of unquoted options
29/10/2004	Results of Meeting
29/10/2004	AGM Chairman's Address
30/09/2004	Polychip Pharm P/L-Release of securities from vol. escrow
30/09/2004	Release of securities from voluntary escrow
23/09/2004	2004 Annual Report & Notice of AGM
22/09/2004	Investor Update – 22 September 2004
20/09/2004	Completion of Dosing in Obesity Trial
13/09/2004	Change of Director's Interest Notice
13/09/2004	Change of Director's Interest Notice
13/09/2004	Change of Director's Interest Notice
13/09/2004	Appendix 3B – Exercise of Options
24/08/2004	Preliminary Final Report
16/08/2004	Appendix 3B – Exercise of employee options
27/07/2004	Appendix 3B – Exercise of employee options
06/07/2004	Increasing Awareness in US Markets in Preparation for 2005
06/07/2004	Trading Halt
05/07/2004	Coverage of MBP by US based Research Group
02/07/2004	Change of Director's Interest Notice
01/07/2004	Appendix 3B – Exercise of Options

metabolic

Metabolic Pharmaceuticals Limited
Level 3
509 St Kilda Road
Melbourne VIC 3004 Australia
T: +61 3 9860 5700
F: +61 3 9860 5777
E: info@metabolic.com.au
http://www.metabolic.com.au

NOTICE OF 2005 ANNUAL GENERAL MEETING

Metabolic Pharmaceuticals Limited ABN 96 083 866 862



metabolic

Notice is hereby given that the Annual General Meeting ("AGM") of the shareholders of Metabolic Pharmaceuticals Limited ("the Company") will be held at Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria, on Friday, 28 October 2005 at 10.00am.

ORDINARY BUSINESS

- To table:
  - the Annual Financial Report;
  - the Directors' Report; and
  - the Auditor's Report, of the Company for the year ended 30 June 2005.
- To consider and, if thought fit, to pass Resolution 1 as a Non-binding Resolution, and to pass Resolution 2 as an Ordinary Resolution.

Annual Financial Report, Directors' Report, Auditor's Report

To receive and consider the Company's Annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2005.

Resolution 1: Non-binding Resolution – Remuneration Report

To consider and, if thought fit, to pass the following Non-binding (advisory) Resolution regarding the Remuneration Report:

That the Remuneration Report as set out in the Company's Annual Report for the year ended 30 June 2005 be adopted.

The vote on this Resolution is advisory only and does not bind the Company or its Directors.

Resolution 2: Re-election of Dr Chris Belyea as a Director

To consider and, if thought fit, to pass Resolution 2 as an Ordinary Resolution as follows:

That Dr Chris Belyea, having been a Director since the formation of the Company and retiring by rotation in accordance with the Company's Constitution, being eligible and having signified his candidature for the office, be re-elected as a Director of the Company.

SPECIAL BUSINESS

- To consider and, if thought fit, to pass Resolutions 3, 4, 5, 6 and 7 as Ordinary Resolutions and Resolution 8 as a Special Resolution.

Resolution 3: Ratification of Prior Issue of Shares

To consider and, if thought fit, to pass Resolution 3 as an Ordinary Resolution as follows:

That approval be given in accordance with ASX Listing Rule 7.4 to ratify the issue on 23 June 2005 of 16,393,446 fully paid ordinary shares in the Company at $0.61 per share through a private placement to a number of domestic and offshore institutional, professional and sophisticated investors, identified by Metabolic and the participating placement brokers, namely Churchill Capital Services Pty Ltd and BBY Limited.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 by:

- any person who participated in the issue of securities; and
- any associates of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 4: Grant of Performance Rights to the CEO / Managing Director

To consider and, if thought fit, to pass Resolution 4 as an Ordinary Resolution as follows:

That approval be given in accordance with ASX Listing Rule 10.14 for the grant of up to 253,668 performance rights over the Company's shares to Dr Roland Scollay, CEO / Managing Director of the Company, to subscribe for up to 253,668 fully paid ordinary shares in the Company, and to issue up to 253,668 fully paid ordinary shares in the Company following the valid exercise of any such performance rights, calculated in accordance with the terms and conditions of the Metabolic Performance Rights Plan, as outlined in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 4 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 5: Grant of Performance Rights to the Chief Scientific Officer / Executive Director

To consider and, if thought fit, to pass Resolution 5 as an Ordinary Resolution as follows:

That approval be given in accordance with ASX Listing Rule 10.14 for the grant of up to 115,211 performance rights over the Company's shares to Dr Chris Belyea, Executive Director and Chief

Scientific Officer of the Company, to subscribe for up to 115,211 fully paid ordinary shares in the Company, and to issue up to 115,211 fully paid ordinary shares in the Company following the valid exercise of any such performance rights, calculated in accordance with the terms and conditions of the Metabolic Performance Rights Plan, as outlined in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 5 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6: Grant of Options to the CEO / Managing Director

To consider and, if thought fit, to pass Resolution 6 as an Ordinary Resolution as follows:

That approval be given in accordance with ASX Listing Rule 10.14 for the grant of 1,500,000 options to Dr Roland Scollay, CEO / Managing Director of the Company, to subscribe for up to 1,500,000 fully paid ordinary shares in the Company and to issue up to 1,500,000 fully paid ordinary shares following the valid exercise of any such options, in accordance with the terms and conditions of the Metabolic Employee Share Option Plan, as outlined in the Explanatory Memorandum accompanying, and forming part of, this Notice of AGM.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 6 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 7: Approval of the Metabolic Performance Rights Plan for the purposes of ASX Listing Rule 7.2

To consider and, if thought fit, to pass Resolution 7 as an Ordinary Resolution as follows:

That, for the purposes of, and in accordance with ASX Listing Rule 7.2 (Exception 9), any issue of securities made to Participants under the Metabolic Performance Rights Plan (described in the Explanatory Memorandum accompanying and forming part of this Notice of AGM) be approved as an exception to ASX Listing Rule 7.1.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 7 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 8: Amendment to Clause 59.1(a) of the Company's Constitution

To consider and, if thought fit, to pass Resolution 8 as a Special Resolution as follows:

That clause 59.1(a) of the Company's Constitution is amended in the manner described in the Explanatory Memorandum accompanying and forming part of this Notice of AGM.

OTHER BUSINESS

To transact any other business which may legally be brought before the meeting.

PROXY NOTES

- A member entitled to attend and vote at the meeting has a right to appoint a proxy.
- The proxy need not be a member of the Company.
- A member who is entitled to cast two or more votes may appoint up to two proxies and, in the case of such an appointment, may specify the proportion or number of votes each proxy is appointed to exercise.
- If a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes which each proxy may exercise, each proxy may exercise half of the votes.
- The proxy form included in this Notice of AGM must be signed by the member or the member's attorney. Proxies given by corporations must be signed under the hand of a duly authorised officer or attorney.

- To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be lodged with the Share Registry – Computershare Investor Services Pty Limited at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067, using the reply paid envelope supplied or by facsimile to +61 3 9473 2555 as soon as possible and in any event not later than 48 hours prior to the time appointed for the AGM.
- A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Company's constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.
- If a shareholder appoints the chairperson of the meeting as the shareholder's proxy and does not specify how the chairperson is to vote on an item of business, the chairperson will vote, as proxy for that shareholder, in favour of the item on a poll.
- Members should refer to the Explanatory Memorandum, which accompanies and forms part of this Notice of AGM, for information regarding voting restrictions.

DETERMINATION OF VOTING ENTITLEMENTS

For the purpose of ascertaining voting entitlements at the AGM, ordinary shares will be taken to be held by shareholders registered in the Company at 7.00pm Melbourne time on Wednesday, 26 October 2005. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to attend and vote in respect of that share at the Annual General Meeting.

Dated 26 September 2005
By Order of the Board

B Shave

Ms Belinda Shave
Company Secretary

EXPLANATORY MEMORANDUM

Purpose of Information

The purpose of this Explanatory Memorandum (which is included and forms part of the Notice of Annual General Meeting dated 26 September 2005) is to provide members with an explanation of the business of the meeting and of the resolutions to be proposed and considered at the Annual General Meeting ("AGM") on 28 October 2005 at 10.00am at Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria, and to assist members to determine how they wish to vote on each resolution.

Annual Financial Report, Directors' Report, Auditor's Report

The Annual Financial Report, Directors' Report and Auditor's Report are presented for information purposes only and do not require a vote by shareholders.

Pursuant to the Corporations Act, the Directors of a public company that is required to hold an AGM must table the financial statements and reports of the Company (including the Directors' Report and Auditor's Report) for the previous year before the shareholders at that AGM.

Shareholders have been provided with all relevant information concerning the Company's Annual Financial Report, Directors' Report and Auditor's Report of the Company for the year ended 30 June 2005. A copy of the Annual Report has been forwarded to each shareholder other than those shareholders who have previously notified the Company that they elect not to receive the Annual Report, whether in paper form or electronically. Any shareholder who has made this election and now wishes to receive a paper or electronic copy of the Annual Report should contact the Company's office by phone on +61 3 9860 5700 to arrange receipt. The Annual Report can also be viewed, printed and downloaded from the Company's website www.metabolic.com.au.

Shareholders should note that the sole purpose of tabling the Company's Annual Financial Report, Directors' Report and Auditor's Report at the AGM is to provide shareholders with the opportunity to be able to ask questions or discuss matters arising from the financial statements or the reports at the meeting. It is not the purpose of the meeting that the financial statements or the reports be accepted, rejected or modified in anyway. Further, as it is not required by the Corporations Act, no resolution to adopt, receive or consider the Company's financial statements or the reports (other than the Remuneration Report) will be put to shareholders at the meeting.

Shareholders will be given a reasonable opportunity at the meeting to ask questions and make comments on the financial statements and the reports. The Company's auditor will be available to receive questions and comments from shareholders about the preparation and content of the Auditor's Report and the conduct of the audit.

Non-binding Resolution – Remuneration Report (Resolution 1)

The Board recommends that Shareholders vote in favour of Resolution 1.

The Directors' Report for the year ended 30 June 2005 contains a Remuneration Report, which sets out the policy for the remuneration of the Directors and Specified Executives.

The Corporations Act requires that a resolution be put to the vote that the Remuneration Report be adopted. The Corporations Act expressly provides that the vote is advisory only and does not bind the Directors or the Company. Shareholders attending the AGM will be given a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

The full Remuneration Report is available on www.metabolic.com.au under *ASX & Press Releases*, and is included in the Company's 2005 Annual Report.

Re-election of Dr Chris Belyea as a Director (Resolution 2)

The Board recommends that Shareholders re-elect Dr Chris Belyea as a Director.

Clause 58.3 of the Company's Constitution requires that a Director must retire from office at the conclusion of the third AGM after the Director was last elected. In addition, ASX Listing Rule 14.4 provides that a Director must not hold office (without re-election) past the third AGM following the Director's appointment or three years, whichever is longer. In his former role as CEO / Managing Director, Dr Chris Belyea was previously not subject to rotation as a Director under Clause 75.7 of the Company's Constitution or under ASX Listing Rule 14.4. However, as Dr Belyea relinquished his role as the CEO / Managing Director of Metabolic on 1 February 2005, to take up the position of Chief Scientific Officer, as well as continuing as an Executive Director, he is now required to be re-elected by shareholders.

Biography of Dr Chris Belyea

Dr Chris Belyea received his PhD in physics from the University of Melbourne and is a registered Patent Attorney. From 1991 Dr Belyea was a Patent Attorney with Griffith Hack & Co. and in 1996 joined Circadian Technologies Limited as Licensing and Projects Manager. In 1998, he became the founding CEO / Managing Director of Metabolic and occupied dual roles with Metabolic and Circadian until devoting his activities full-time to Metabolic in 2001. He was also the founding Managing Director of Antisense Therapeutics Limited in 2000, which listed on the ASX in 2001.

Dr Belyea brings to the Board the corporate memory of Metabolic, strong scientific and patent skills, and extensive experience in the creative management and growth of public biotechnology companies. His responsibilities include identifying and selecting new research and development opportunities to expand the Company's pipeline.

Ratification of Prior Issue of Shares (Resolution 3)

The Board recommends that Shareholders vote in favour of Resolution 3.

Details of Issue

A total of 16,393,446 fully paid ordinary shares in the Company at a price of $0.61 per share were issued through a private placement of shares on 23 June 2005. Each share was issued on the same terms and rank equally in all respects with existing fully paid ordinary shares on issue in the Company.

Basis of Allocation

Shares were offered to domestic and offshore institutional, professional and sophisticated investors, as identified by Metabolic and the participating placement brokers, namely Churchill Capital Services Pty Ltd and BBY Limited.

Reasons for the Issue – use of Funds Raised

The shares issued as set out above were issued to raise money for the Company's working capital purposes. These funds will be used to conduct further studies into the Company's lead drug AOD9604 for the treatment of obesity, with a Phase 2 dose finding study planned to commence in late 2005. In addition, the Company will progress its other key activities, including a Phase 1 human clinical trial on the Company's second candidate drug, ACV1 for the treatment of chronic pain, which should be completed in late 2005.

Shareholder Approval

Under ASX Listing Rule 7.1, the prior approval of shareholders of the Company is required to approve an issue of securities if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

ASX Listing Rules 7.1 and 7.4 provide that, where a company in a General Meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of ASX Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delays involved with the requirement to seek prior shareholder approval, so that the Company can take advantage of opportunities as they arise.

Effect of Shareholder Approval

If approved, Resolution 3 will ratify and approve the previous issue of 16,393,446 fully paid ordinary shares as set out above.

Advantages to the passing of Resolution 3

Ratification of the issue of the shares referred to above will enable the Company to issue additional shares in the future (if necessary), up to the 15% limit, without requiring shareholder approval.

Disadvantages to the passing of Resolution 3

The Directors do not believe that there are any disadvantages to shareholders which arise from ratification of the issue of the shares set out in Resolution 3.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 3 by:

- any person who participated in the issue of securities; and
- any associates of any person who participated in the issue of securities.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Grant of Performance Rights to the CEO / Managing Director (Resolution 4)

The Non-Executive Directors of the Board recommend that Shareholders vote in favour of Resolution 4.

Under ASX Listing Rule 10.14, a listed company must not, without the approval of its ordinary shareholders, permit a Director of the Company to acquire securities under the Metabolic Performance Rights Plan (the "Plan"). Accordingly, shareholder approval is sought with respect to the proposed issue of performance rights to Dr Roland Scollay, CEO / Managing Director.

The Board considers that the proposed grants of performance rights under the Plan for which approval is sought are reasonable having regard to the Company's circumstances, and the responsibilities involved in Dr Scollay's Executive Directorship. The Board believes that this is an effective, low cost means of compensating Dr Scollay by providing ownership in the Company, whilst conserving the Company's limited cash resources.

The offer of performance rights to Dr Scollay will provide him with the opportunity to participate in the success of the Company and provide him with further incentive to ensure wealth is created in the Company for the benefit of all shareholders. The Board considers the grant of the performance rights to be reasonable in light of the other remuneration the Company provides to Dr Scollay.

The Board considered independent expert advice from Corporate Remuneration Advisors Pty Ltd in relation to the structure, terms and conditions of the Plan.

A summary of the key terms and conditions of the Plan is set out in the Explanatory Memorandum for Resolution 7.

Details of Issue – Dr Roland Scollay

The maximum number of performance rights (and hence the maximum number of fully paid ordinary shares on exercise of the performance rights) to be offered to Dr Scollay during the next 12 months will be 253,668, which has been calculated as follows:

> 30% of Dr Scollay's base salary divided by the five-day volume weighted average price (VWAP) of shares in the Company, from the sixth trading day following the announcement of its full year results to the tenth trading day. The VWAP from 5 September to 9 September 2005 (inclusive) was $0.62, and this is then discounted to take into account the limited time frames in which the rights holders have the ability to exercise the right and trade the underlying securities. The resulting value is used to determine the number of rights to be allocated.

Each performance right when exercised will result in Dr Scollay acquiring one fully paid ordinary share in the Company. There is no issue price for the performance rights granted and there is no exercise price applicable. Accordingly no funds will be raised by the grant or subsequent exercise of performance rights.

These performance rights are unquoted and in accordance with ASX Listing Rule 10.14, will be granted no later than 12 months after the 2005 AGM. No performance rights have been issued to Dr Scollay under the Plan to date.

Details of any performance rights granted (and any ordinary shares acquired subsequently upon exercise) under the Plan will be published in the Company's Annual Report relating to a period in which securities have been granted, purchased or issued.

Effect of Shareholder Approval

If Resolution 4 is approved by shareholders, the Company will grant Dr Scollay performance rights over the Company's shares as set out in Resolution 4.

Advantages to the passing of Resolution 4

The approval of the grant of performance rights to Dr Scollay will enable the Board to align the interests of its CEO / Managing Director with the interests of shareholders through the grant of performance rights over shares in the Company.

Disadvantages to the passing of Resolution 4

The Board does not believe that there are any disadvantages to shareholders which arise from the approval of the grant of performance rights to Dr Scollay as set out in Resolution 4.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 4 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Grant of Performance Rights to the Chief Scientific Officer / Executive Director (Resolution 5)

The Non-Executive Directors of the Board recommend that Shareholders vote in favour of Resolution 5.

Under ASX Listing Rule 10.14, a listed company must not, without the approval of its ordinary shareholders, permit a Director of the Company to acquire securities under the Metabolic Performance Rights Plan (the "Plan"). Accordingly, shareholder approval is sought with respect to the proposed issue of performance rights to Dr Chris Belyea, Executive Director and Chief Scientific Officer.

The Board considers that the proposed grants of performance rights under the Plan for which approval is sought are reasonable having regard to the Company's circumstances, and the responsibilities involved in Dr Belyea's Executive Directorship. The Board believes that this is an effective, low cost means of compensating Dr Belyea, by providing ownership in the Company, whilst conserving the Company's limited cash resources.

The offer of performance rights to Dr Belyea will provide him with the opportunity to participate in the success of the Company and provide him with further incentive to ensure wealth is created in the Company for the benefit of all shareholders. The Board considers the grant of the performance rights to be reasonable in light of the other remuneration the Company provides to Dr Belyea.

The Board considered independent expert advice from Corporate Remuneration Advisors Pty Ltd in relation to the structure, terms and conditions of the Plan.

A summary of the key terms and conditions of the Plan is set out in the Explanatory Memorandum for Resolution 7.

Details of Issue – Dr Chris Belyea

The maximum number of performance rights (and hence the maximum number of fully paid ordinary shares on exercise of the performance rights) to be offered to Dr Belyea during the next 12 months will be 115,211, which has been calculated as follows:

> 20% of Dr Belyea's base salary divided by the five-day volume weighted average price (VWAP) of shares in the Company, from the sixth trading day following the announcement of its full year results to the tenth trading day. The VWAP from 5 September to 9 September 2005 inclusive was $0.62, and this is then discounted to take into account the limited time frames in which the rights holders have the ability to exercise the right and trade the underlying securities. The resulting value is used to determine the number of rights to be allocated.

Each performance right when exercised will result in Dr Belyea acquiring one fully paid ordinary share in the Company. There is no issue price for the performance rights granted and there is no exercise price applicable. Accordingly no funds will be raised by the grant or subsequent exercise of performance rights.

These performance rights are unquoted and in accordance with ASX Listing Rule 10.14, will be granted no later than 12 months after the 2005 AGM. No performance rights have been issued to Dr Belyea under the Plan to date.

Details of any performance rights granted (and any ordinary shares acquired subsequently upon exercise) under the Plan will be published in the Company's Annual Report relating to a period in which securities have been granted, purchased or issued.

Effect of Shareholder Approval

If Resolution 5 is approved by shareholders, the Company will grant Dr Belyea performance rights over the Company's shares as set out in Resolution 5.

Advantages to the passing of Resolution 5

The approval of the grant of performance rights to Dr Belyea will enable the Board to align the interests of its Chief Scientific Officer with the interests of shareholders through the grant of performance rights over shares in the Company.

Disadvantages to the passing of Resolution 5

The Board does not believe that there are any disadvantages to shareholders which arise from the approval of the grant of performance rights to Dr Belyea as set out in Resolution 5.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 5 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Grant of Options to the CEO / Managing Director (Resolution 6)

The Non-Executive Directors of the Board recommend that Shareholders vote in favour of Resolution 6.

Under ASX Listing Rule 10.14, a listed company must not, without the approval of its ordinary shareholders, permit a Director of the Company to acquire securities under the Metabolic Employee Share Option Plan. Exercise of options will result in Dr Scollay acquiring fully paid ordinary shares in the Company. Accordingly, shareholder approval is sought with respect to the proposed issue of securities to Dr Scollay, as set out below.

Reasons for and Benefits of Issue

The offer of options to Dr Scollay with a premium exercise price significantly above the market value of the Company's shares will further align the interests of the CEO/Managing Director with the interests of shareholders.

The Non-Executive Directors of the Board consider the grant of the options to be a reasonable part of his remuneration in light of the other remuneration the Company provides to him.

Date of issue

The grant of options, if approved, will be issued to Dr Scollay no later than 12 months after the 2005 AGM in accordance with Listing Rule 10.14. The proposed grant dates are:

Tranche 1:	500,000	1 November 2005
Tranche 2:	1,000,000	1 February 2006

Exercise price of options

The exercise price for the grant of options, if approved, will be as follows:

Tranche 1: $1.00 (representing a 66.66% premium to Metabolic's share price on 1 September 2005)

Tranche 2: $1.50 (representing a 150% premium to Metabolic's share price on 1 September 2005)

First exercise date for options

The options can be exercised assuming all conditions of the offer have been satisfied, as follows:

Tranche 1: on or after the issue date.

Tranche 2: 35% on or after the issue date; 35% on or after 1 February 2007 and 30% on or after 1 February 2008.

Last exercise date for options

All options will lapse automatically if not exercised by the dates set out below:

Tranche 1: 1 October 2010

Tranche 2: 1 January 2011

Performance conditions

Tranche 1: There are no performance conditions other than the premium exercise price applicable to these options.

Tranche 2: Continued service to 1 February 2008 and the premium exercise price applicable to these options.

Details of any options granted (and any ordinary shares acquired subsequently upon exercise) under the Metabolic Employee Share Option Plan will be published in the Company's Annual Report relating to a period in which securities have been granted, purchased or issued.

Details of Issue – Dr Roland Scollay

It is proposed that the Company grant a maximum of 1,500,000 options under the Metabolic Employee Share Option Plan to Dr Scollay.

These options are unquoted and will be granted no later than 12 months after the 2005 AGM as required by ASX Listing Rule 10.14.

Effect of Shareholder Approval

If Resolution 6 is approved by shareholders, the Company will grant to Dr Scollay, the above numbered options over the Company's shares.

Advantages to the passing of Resolution 6

The approval of the grant of options to Dr Scollay with a premium exercise price significantly above the market value of the Company's shares will further align the interests of the CEO/Managing Director with the interests of shareholders.

Disadvantages to the passing of Resolution 6

The Board does not believe that there are any disadvantages to shareholders which arise from the approval of the grant of options to Dr Scollay.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 6 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Approval of the Metabolic Performance Rights Plan for the purposes of ASX Listing Rule 7.2 (Resolution 7)

The Non-Executive Directors of the Board recommend that Shareholders vote in favour of Resolution 7.

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme, in the form of the Metabolic Performance Rights Plan (the "Plan") for employees and Executive Directors ("Participants") to provide them with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Details of the issue

The maximum number of performance rights (and hence the maximum number of fully paid ordinary shares on exercise of the performance rights) to be offered to employees (including grants to Executive Directors as set out in Resolutions 4 and 5) of the Company, during the next 12 months will not exceed 1,000,000 (currently represents less than 0.4% of issued shares), which has been calculated as follows:

> A percentage of each employee's remuneration package, as determined by the Board, divided by the five-day volume weighted average price (VWAP) of shares in the Company, from the sixth trading day following the announcement of its full year results to the tenth trading day. The VWAP from 5 September to 9 September 2005 inclusive was $0.62, and this is then discounted to take into account the limited time frames in which the rights holders have the ability to exercise the right and trade the underlying securities. The resulting value is used to determine the number of rights to be allocated.

In respect of subsequent years, the allocation of performance rights issued will depend on a number of factors, including but not limited to, the number of employees, aggregate remuneration for those employees and any other criteria the Board may determine for that particular year.

Effect of Shareholder Approval

Under ASX Listing Rule 7.1, a listed company must not, without the approval of its shareholders, issue more than 15% of its equity securities in a 12 month period, unless an exception applies in ASX Listing Rule 7.2. Exception 9 to ASX Listing Rule 7.2 provides that an issue of securities under the Plan to Participants will be treated as an exception to Listing Rule 7.1 if within three years before the date of the grant of the performance rights, the shareholders of the Company have approved the issue of the securities pursuant to the Plan as an exception to Listing Rule 7.1.

The Company will grant performance rights over the Company's shares to employees and Executive Directors as determined by the Board and further shareholder approval, as required.

Advantages to the passing of Resolution 7

The advantage of passing Resolution 7 is that the total number of shares issued as a result of performance rights exercised under the Plan will not be included in the number of shares used in determining the 15% limit pursuant to ASX Listing Rule 7.1.

Disadvantages to the passing of Resolution 7

The Board does not believe that there are any disadvantages to shareholders which arise from the approval of the Plan set out in Resolution 7.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 7 by:

- any Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); and
- any associates of any one or more of those Directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

SUMMARY OF KEY TERMS AND CONDITIONS OF THE METABOLIC PERFORMANCE RIGHTS PLAN

Purpose

Carefully designed and performance linked equity incentive plans are widely recognised as the most effective way of providing incentives to employees and Executive Directors.

As an essential component of Metabolic's remuneration strategy, the Board wishes to offer performance rights in the Company to:

- align the interests of employees and Executive Directors with the interests of shareholders; and
- attract, motivate and retain employees and Executive Directors.

Participation

Any employees, including Executive Directors, invited in writing will be eligible to participate in the Plan. The Board may issue annual invitations to participate in the Plan, for future plan years, subject to shareholder approval in the case of Directors.

Plan Limits

The number of ordinary shares in the Company acquired or subscribed for or issued upon exercise of a performance right under the Plan by a Participant, must not, when aggregated with any other ordinary shares in the Company held by a Participant, exceed 5% of the total ordinary shares in the Company issued at the time of issue of the performance rights.

How does the Plan work?

Under the Plan, an invited eligible employee or Executive Director is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting all performance and service conditions.

The Plan rules are subject to the requirements of the Corporations Act 2001 and the ASX Listing Rules.

Exercise price of Performance Rights

The exercise price of the performance rights is determined by the Board.

First exercise date for Performance Rights (2005 Allocations)

The performance rights can be exercised, assuming all conditions of the offer have been satisfied, as follows:

- 25% of the grant – 1 September 2006;
- 25% of the grant – 1 September 2007;
- 25% of the grant – 1 September 2008; and
- 25% of the grant – 1 September 2009.

Last exercise date for Performance Rights (2005 Allocations)

All performance rights will lapse automatically if not exercised by 1 September 2010.

Performance Conditions (2005 Allocations)

The performance conditions for the 2005 allocations are as follows:

A. Share Price growth target

One-third of the performance rights granted will be attributable to share price performance:

- **Primary target.** This component is measurable by the Company's share price growth target of at least 20% in Year 1. To achieve this vesting condition, the 60-day VWAP must be 20% above the **base share price** during Year 1.

  VWAP = volume weighted average share price.

  Base share price = this price is calculated using the five-day VWAP from the sixth trading day following the announcement of the full year results to the tenth trading day. For 2005, the five day VWAP from Monday 5 September to Friday 9 September 2005 (inclusive) was $0.62.

  Year 1 = 1 September 2005 to 31 August 2006.

  OR

- **Secondary target.** If the primary target stated above is not achieved, Participants will have a second opportunity to fulfill this vesting component if share price growth of at least 100% is achieved. To achieve this vesting condition, the 20-day VWAP must be 100% above the **base share price** by 1 September 2009.

B. Corporate Goals

One-third of the performance rights granted will be attributable to corporate goals assessed at 1 September 2006, as follows:

- Timely completion of a Phase 1 human clinical trial for ACV1 *(15% weighting, within the component tied to Corporate Goals)*;
- Timely commencement of a Phase 2B human clinical trial for AOD9604 *(15% weighting, within the component tied to Corporate Goals)*;
- Timely commencement of the next human clinical trial for ACV1 *(15% weighting, within the component tied to Corporate Goals)*;
- Add one new project to the pipeline at the formal pre-clinical toxicity stage *(15% weighting, within the component tied to Corporate Goals)*;
- Add one new project to the pipeline at the clinical stage *(15% weighting, within the component tied to Corporate Goals)*;
- Raise capital to ensure sufficient cash reserves to meet planned activities for the following 12 months *(25% weighting, within the component tied to Corporate Goals)*.

C. Continued service

One-third of the performance rights granted will be attributable to continuing service.

Performance Conditions for future offers under the Plan, if any, may vary.

Additional Conditions

The Board intends to impose the following additional conditions to offers under the Plan:

- each issue of performance rights under the Plan may be exercised at any time determined by the Board and set out in the letter of offer to the Participant. They can only be exercised if the performance conditions set by the Board have been met; and

- performance rights granted under the Plan are conditional and non-transferable – they cannot be sold, transferred, mortgaged, charged or otherwise disposed of or dealt with; and
- special conditions may apply to each offer.

ASX Listing

Performance rights will not be listed on the Australian Stock Exchange (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other fully paid ordinary shares of the Company.

Termination

Rights will lapse, irrespective of whether they have become exercisable, when one of the following events occurs:

- on the tenth anniversary, or such earlier date specified, of the date that the performance rights are issued;
- the Board determines that the performance rights should lapse following dismissal of a Participant, as a result of that Participant's fraud, gross misconduct or conduct which brings the Company into disrepute; or
- the Board determines the performance and service conditions have not and are incapable of being met.

Adjustment

Adjustment to the number of performance rights will be made in accordance with the ASX Listing Rules, if there is a bonus or rights issue or other reconstruction of capital before the options or performance rights are exercised.

Entitlements

Performance rights carry no right to receive dividends or to vote until they have been exercised.

Early exercise of Performance Rights

Performance rights may be exercised before their specified exercise date, but only where there is a change in the control of the Company or where special circumstances exist and are in accordance with the ASX Listing Rules.

An example of a change in control is in the event of a takeover offer being made for the Company's shares. Special circumstances which will allow for the early exercise of performance rights may include retirement, redundancy, death or permanent disability of the participant and any other circumstances which may be determined by the Board.

Copy of the Plan

Copies of the Plan rules are available to shareholders, on request to the Company Secretary.

Amendment to Clause 59.1(a) of the Company's Constitution (Resolution 8)

The Board recommends that Shareholders vote in favour of Resolution 8.

Metabolic's Constitution was adopted over seven years ago prior to its initial public offering. The Constitution reflects the previous Corporations Law which has now been superseded by the Corporations Act 2001.

Metabolic intends to review and amend its Constitution in order to reflect the current Corporations Act, however this resolution will not be put to shareholders until the 2006 AGM.

The Company is seeking to clarify certain procedures surrounding the appointment and re-election of Directors who are appointed to fill a casual vacancy during the year under clause 56.1 of the Constitution. The proposed amendment to clause 59.1(a) of the Constitution makes it clear that a Director appointed to fill a casual vacancy is entitled to be re-elected at the next AGM following their appointment to the Board without complying with the nomination procedures set out in that clause. In this way, casual vacancy appointments seeking re-election are therefore treated in the same manner as directors retiring by rotation.

Clause 59.1 is proposed to be amended as follows (amendment underlined):

> *"A person is not eligible for election as a Director at a general meeting unless:*
>
> *(a) the person is a Director who is retiring by rotation or was appointed as a Director under clause 56.1 and who seeks re-election; or*
>
> *(b) the person is proposed by at least 50 Members; and*
>
> *(c) the proposing Members or Director leave a notice at the Office which nominates the candidate for the office of Director and includes the consent of the person nominated."*

Copies of the Company's Constitution are available upon request from the Company Secretary and will also be available at the meeting.

metabolic

Metabolic Pharmaceuticals Limited
ABN 96 083 866 862
Level 3, 509 St Kilda Road
Melbourne VIC 3004 Australia
T: +61 3 9860 5700
F: +61 3 9860 5777
E: info@metabolic.com.au
http://www.metabolic.com.au

Proxy Form

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Metabolic Pharmaceuticals Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metabolic Pharmaceuticals Limited to be held at Level 23, Rialto South Tower, 525 Collins Street, Melbourne, Victoria on Friday, 28 October 2005 at 10.00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4, 5, 6 & 7

☐ **If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on these items listed below, please place a mark in this box.** By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on these items and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of items 4, 5, 6 & 7.

Voting directions to your proxy - please mark X to indicate your directions

Resolutions	For	Against	Abstain*
1 To adopt the Remuneration report for year ended 30 June 2005 **			
2 Re-election of Dr Chris Belyea as a Director			
3 Ratification of Prior Issue of Shares			
4 Grant of Performance Rights to CEO / Managing Director			
5 Grant of Performance Rights to Chief Scientific Officer / Executive Director			
6 Grant of Options to CEO / Managing Director			
7 Approval of the Metabolic Performance Rights Plan for the purpose of ASX Listing Rules 7.2			
8 Amendment to the Company's Constitution			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

** The vote on this resolution is advisory only and does not bind the Company or its Directors.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

MBP 19PR

010152_00GG7D

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Friday, 28 October 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555